Exhibit 99.2

 Management's Discussion and Analysis
(Prepared in accordance with United States GAAP)
for the year ended December 31, 2009

Agnico-Eagle Mines Limited
Management's Discussion and Analysis
Table of Contents

        This Management's Discussion and Analysis ("MD&A") dated March 26, 2010 of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") should be read in conjunction with the Company's Annual Audited Consolidated Financial Statements for the year ended December 31, 2009 prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"). All dollar amounts are presented in United States dollars ("US dollars", "$" or "US$"), unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$") or European Union euros ("Euro" or "€"). Additional information relating to the Company, including the Company's Annual Report on Form 20-F (the "Form 20-F") for the year ended December 31, 2009, is available on the Canadian Securities Administrators' (the "CSA") SEDAR website at www.sedar.com.

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 NOTE TO INVESTORS CONCERNING FORWARD-LOOKING INFORMATION

        Certain statements in this MD&A constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". These statements relate to, among other things, the Company's plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as "anticipate", "believe", "budget", "could", "estimate", "expect", "forecast", "intend", "likely", "may", "plan", "project", "schedule", "should", "target", "will", "would" or other variations of these terms or comparable terminology. Forward-looking statements and information in this report include, but are not limited to, statements relating to the Company's outlook for 2010 and future periods, statements regarding future earnings, and the sensitivity of earnings to gold and other metal prices; anticipated trends for prices of gold and byproduct metals mined by the Company; estimates of future mineral production and sales; estimates of future costs, including mining costs, total cash costs per ounce, minesite costs per tonne and other expenses; estimates of future capital expenditure, exploration expenditure and other cash needs, and expectations as to the funding thereof; statements regarding the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such development and production or decisions with respect to such development and production; estimates of mineral reserves, mineral resources and ore grades and statements regarding anticipated future exploration results; estimates of cash flow; estimates of mine life; anticipated timing of events with respect to the Company's minesites, mine construction projects and exploration projects; estimates of future costs and other liabilities for environmental remediation; statements regarding the Company's expectations regarding the issuance of an aggregate of $600 million of notes to institutional investors; and other anticipated trends with respect to the Company's capital resources and results of operations.

        Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle upon which the forward-looking statements in this MD&A are based, and which may prove to be incorrect, include, but are not limited to, the assumptions set out in this MD&A and the Form 20-F as well as: that there are no significant disruptions affecting Agnico-Eagle's operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, development and expansion at each of Agnico-Eagle's mines and mine development projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its development plans relating to such projects; that the exchange rate between the Canadian dollar, Euro, Mexican peso and the US dollar will be approximately consistent with current levels or as set out in this MD&A and the Form 20-F; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle's expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle's current expectations; that production meets expectations; that Agnico-Eagle's current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that there are no material delays in the timing for completion of development projects; and that there are no material variations in the current tax and regulatory environment that affect Agnico-Eagle.

        The forward-looking statements in this MD&A reflect the Company's views as at the date of this MD&A and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set forth in "Item 3 Key Information — Risk Factors" in the Form 20-F. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based. This MD&A contains information regarding anticipated total cash costs per ounce and minesite costs per tonne at certain of the Company's mines and mine development projects. This information was developed to assist management with its assessment as to what resources to allocate to the

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construction and/or expansion of its mine and mine development projects. Investors are cautioned that this information may not be suitable for other purposes.

NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES

Cautionary Note to Investors concerning estimates of Measured and Indicated Mineral Resources

  This document uses the terms "measured mineral resources" and "indicated mineral resources". Investors are advised that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to Investors concerning estimates of Inferred Mineral Resources

  This document uses the term "inferred mineral resources". Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

        This MD&A presents certain measures, including "total cash costs per ounce" and "minesite costs per tonne", that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. For a reconciliation of these measures to the figures presented in the consolidated financial statements prepared in accordance with US GAAP see "Results of Operations — Production Costs". The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. However, both of these non-US GAAP financial measures should be considered together with other data prepared in accordance with US GAAP, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. This MD&A also contains information as to estimated future total cash costs per ounce and minesite costs per tonne for projects under development. These estimates are based upon the total cash costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at those projects and, consistent with the reconciliation provided, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-US GAAP financial measures to the most comparable US GAAP measure.

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Executive Summary

        Agnico-Eagle is a gold mining company with mining operations in northwestern Quebec, northern Mexico, northern Finland and Nunavut and exploration activities in Canada, Europe, Latin America and the United States. Agnico-Eagle's LaRonde Mine in Quebec is one of Canada's largest operating gold mines by gold reserves and has provided the Company's foundation for international expansion. Agnico-Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bars and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of byproduct metals, namely silver, zinc, copper and lead.

        Agnico-Eagle's production is low-cost, usually in the industry's lowest quartile, which protects shareholders during periods of weaker gold prices. Agnico-Eagle is positioned to benefit from a stronger gold price and, throughout its 38-year history, Agnico-Eagle's policy has been not to sell forward its future gold production. In 2009, Agnico-Eagle achieved a total cash costs per ounce of gold produced of $347 and an average realized price of gold of $1,024 per ounce, an increase of 16% over 2008's realized price of $879 per ounce.

        In the past year, Agnico-Eagle has gone from operating two gold mines in Canada to being a multi-national gold mining company operating a total of five gold mines. Each mine is located in a politically stable area that the Company believes is supportive of the mining industry. The political stability of the regions in which Agnico-Eagle operates helps to provide confidence in its current and future prospects and profitability. This is an important quality for Agnico-Eagle as it believes each one of the projects has long-term mining camp potential.

Key Success Factors

  •
  The Company achieved record gold production in 2009. Three new mines achieved commercial production in 2009 and one new mine is expected to achieve commercial production in the first quarter of 2010. Production from these mines is expected to increase to projected rates as operations reach steady-state levels.

  •
  At year-end 2009, gold reserves increased 2%, including replacement of gold mined, as compared to December 31, 2008 to 18.4 million ounces through exploration on existing properties.

  •
  Operations are located in mining-friendly regions with low political risk and long-term mining camp potential.

  •
  The Company's total cash costs per ounce are believed to be in the lowest quartile in the gold industry; total cash costs per ounce of gold in 2009 were $347.

  •
  The Company declared a dividend of $0.18 per share, its 28th consecutive annual cash dividend.

  •
  The Company's longstanding policy not to sell forward its future gold production ensures that shareholders always participate fully in rising gold prices; in 2009, the Company benefited from an increase of 16% in realized gold prices in 2009 over 2008 levels.

  •
  The Company maintains a solid financial position, as it is fully funded for its currently planned growth, and maintains a low number of shares outstanding relative to its peers, putting it in a strong position to continue to build per share value.

  •
  The Company has strong senior management continuity as the chief executive officer and the chief operating officer have 25 years of service with the Company and were previously named Mining Men of the Year by the Northern Miner Newspaper. The Company's chief financial officer was named Canada's CFO of the Year™ in 2009 by Financial Executives International Canada.

  •
  Agnico-Eagle was named Nunavut Mining Company of the Year at the 2009 Nunavut Mining Symposium.

Quebec, Canada

        Throughout 2009, the Company continued executing its strategy of building a multi-mine platform from the foundation of its LaRonde Mine and Goldex Mine in Quebec, Canada, with the commencement of mining operations at the nearby Lapa Mine and the continuation of construction of the extension of existing infrastructure below Level 245 at the LaRonde mine, referred to as the LaRonde mine extension, which is anticipated to extend the mine life through 2022. The infrastructure base at, and knowledge gained building, the LaRonde Mine has been leveraged by the Company in building and operating the Goldex Mine and the Lapa Mine, both of which are within 60 kilometres of the LaRonde Mine. The Goldex Mine achieved commercial production in August 2008 and the Lapa Mine achieved commercial production in May 2009. These three Quebec mines, with a total of 7.3 million ounces of gold reserves, benefit from common infrastructure and mining team and are expected to continue to increase the Company's production profile. The LaRonde Mine extension is expected to increase production from that mine with gold production expected to average 320,000 ounces annually for the remainder of its mine life, while the Goldex Mine and the Lapa Mine are anticipated to produce 175,000 and 115,000 ounces of gold annually, respectively, when running at designed capacity. As a result of a positive scoping study completed in July 2009, the Company determined to expand mining and milling operations at the Goldex Mine to 8,000 tonnes per day. Completion of the project is anticipated to be in late 2010.

Finland

        In 2006, the Company began construction on the Kittila Mine in northern Finland. This property was added to the Company's portfolio through the acquisition of Riddarhyttan Resources AB in 2005. This property was attractive to the Company as northern Finland is geologically similar to the Abitibi region of Quebec, where the LaRonde Mine is located, and has excellent infrastructure in the surrounding region. In addition, the Kittila Mine is situated in what the Company believes to be a politically stable area that is supportive of the mining industry. Using the Company's technical experience gained from its operations in Quebec, the team designed a drilling program at Kittila which led to the conversion of mineral resources to mineral reserves at the beginning of 2006. A positive feasibility study completed in mid-2006 led to the Company's decision to build the Kittila Mine.

        Construction was completed in 2008 and the commissioning of the mill commenced in late 2008. Commercial production was achieved in May 2009. A total of 71,838 ounces of gold were produced in 2009, including 65,571 commercial production ounces of gold. The Kittila Mine is estimated to produce an average of 150,000 ounces of gold annually for the remainder of its mine life.

        In addition, the 2009 exploration program resulted in an additional 0.8 million ounces of mineral reserves in 2009. The Company believes the Kittila Mine has potential to grow as, in addition to the total mineral reserves of 4.0 million ounces of gold, the deposit continues to be open at depth and along strike. A scoping study is underway to assess the feasibility of doubling operations to 6,000 tonnes per day. This would involve sinking a shaft and expanding the Kittila mill. The study is expected to be completed in early 2011.

Mexico

        In 2006, the Company completed the acquisition of the Pinos Altos property, an advanced stage exploration property in northern Mexico, after the Company's extensive drilling campaign had doubled the contained gold and silver resources. In August 2007, a favourable feasibility study led to the decision to build the Pinos Altos Mine, with construction ending in 2009 and commercial production achieved in November 2009. A total of 16,189 ounces of gold were produced in 2009, including 9,565 commercial production ounces of gold. The Pinos Altos Mine is estimated to produce an average of 165,000 ounces of gold annually for the remainder of its mine life.

        The Pinos Altos Mine has total mineral reserves of 3.4 million ounces of gold and 93.6 million ounces of silver. Several areas of exploration upside, in combination with a targeted exploration program in 2010, provides the Company with further potential of increasing mineral reserves at the Pinos Altos Mine. In 2009, the Company commenced the construction of a stand-alone heap leach operation at the Creston Mascota deposit at the Pinos Altos Mine. The Creston Mascota operation's annual production and mineral reserves are included in the Pinos Altos Mine data. The Creston Mascota deposit is approximately seven kilometres to the northwest of the main deposit at Pinos Altos. The 2009 exploration program identified the potential to develop additional satellite deposits (Cubiro, Sinter and San Eligio) that will be the focus of the 2010 exploration program. In addition, Agnico-Eagle believes it is an employer of choice in the region with its high-quality facilities, good community relations and local hiring and purchases.

Nunavut, Canada

        In 2007, the Company acquired Cumberland Resources Ltd., then owner of the Meadowbank gold project in Nunavut, Canada. This transaction was consistent with the Company's strategy of building value by growing in mining-friendly, low political risk areas. The Company had its first dore bar pour at the Meadowbank Mine in February 2010 and anticipates commercial production will be achieved in the first quarter of 2010 with an average of approximately 350,000 ounces of gold per year to be produced over the estimated life of the mine. The Company continues to apply the proven technical expertise gained at the LaRonde Mine, as the Meadowbank Mine is supervised by the Company's technical team based in northwestern Quebec. The Meadowbank Mine's gold reserves increased by 0.1 million ounces in 2009 to a total of 3.7 million ounces with multiple areas of exploration upside potential. A scoping study is currently underway to assess the feasibility of increasing the planned production rate from 8,500 tonnes per day to 10,000 tonnes per day by increasing the mining rate from the existing pits and the southern deposit.

Strategy and Results

        Agnico-Eagle focuses on quality, growth and a strong financial position, while maintaining a safe workplace for employees, protecting the environment and retaining full exposure to gold prices.

        Agnico-Eagle believes it creates value for shareholders by growing gold production in regions it believes to have low political risk. The Company believes it can achieve its objective of maximizing shareholder value while operating in an environmentally friendly manner in its international gold camps.

        With roots that go back more than 36 years, the Company has sought to deliver on its vision by following a five pronged growth strategy that has successfully guided the Company throughout 2009, even during a period of economic turmoil, to achieve record production results:

  1.
  Produce more gold

    •
    The Kittila Mine, Lapa Mine and Pinos Altos Mine all achieved commercial production in 2009

    •
    Record consolidated annual gold production of 492,972 ounces in 2009, an increase of 78% over the 276,762 ounces produced in 2008

    •
    Meadowbank Mine commissioning in progress at year-end with commercial production anticipated in the first quarter of 2010

    •
    LaRonde Mine extension proceeding on schedule

    •
    Construction at the Creston Mascota deposit at Pinos Altos started in 2009

    •
    Additional opportunities for internal growth continuously being evaluated

  2.
  Grow gold reserves

    •
    Gold reserves have increased year over year with a net increase of 2% in 2009, compared to year-end 2008, or 0.3 million ounces to a record total of 18.4 million ounces

    •
    This net increase in total gold reserves includes the replacement of the 0.5 million ounces of gold produced in 2009

    •
    The Company believes several of its deposits are on track to exceed five million ounces of mineral reserves

  3.
  Acquire small, think big

    •
    Significant gold reserve and resource growth largely from prior acquisitions that adhered to the "acquire small, think big" strategy

    •
    Strategic investments made in several junior gold exploration companies in order to maintain a continuous pipeline of potential growth opportunities

  4.
  Be a low-cost leader

    •
    Consolidated total cash costs per ounce of $347 that the Company believes ranks in the lowest quartile of the industry

    •
    Minesite costs per tonne targets achieved at both the LaRonde Mine and Goldex Mine

  5.
  Maintain a solid financial position

    •
    Available bank credit facilities increased 50% to $900 million

    •
    Successful completion of two flow-through share offerings for total gross proceeds of $26 million

    •
    2010 capital expenditure program fully funded

Human Capital and the Environment

        The Company believes that its people provide it with a distinct competitive advantage and are one of its key operating strengths. Agnico-Eagle recognizes the importance of its employees and strives to provide a corporate culture that is based on the principle that every person has the right to be treated with dignity and respect and operates as a partnership based on mutual respect, commitment and dedication to excellence. The employees of Agnico-Eagle have responded with strong loyalty and performance. As a result of their ideas and efforts, efficiency has improved, gold production has increased and the Company's safety record remains strong. From exploration through mining, the Company works hard to preserve and protect the natural environment by implementing sound environmental management systems and processes at all stages of its business and by pursuing continuous improvement in its environmental performance. The Company's operations are required to meet and, where practicable, exceed relevant laws, regulations and standards. In 2009, the Company continued to build upon these philosophies:

  •
  A corporate sustainable development committee was created in 2009 with the mandate to provide strategic leadership in the development and effective implementation of sustainable environmental management practices for the Company worldwide.

  –
  One of the first assignments for this committee was to ensure that each division developed a community relations plan and that community relations issues were given high priority locally.

  –
  In addition, this committee will be responsible for the collection of data that will lead to the production of annual Sustainable Development Reports, with the first report expected to be issued in the spring of 2010.

  •
  At the LaRonde Mine, the Company made significant technical achievements with the biological water treatment plant by achieving record treatment rates in 2009 as a result of on-site research and development efforts.

  •
  In 2009, the LaRonde Mine won its fifth consecutive Provincial Mine Rescue Championship, an accomplishment never previously achieved in the Quebec mining industry.

  •
  At the Goldex Mine, which is located in close proximity to residential communities, the Company has developed effective control, monitoring and public information tools to manage the effects of large underground production blasts.

  •
  At the Kittila Mine, the Company has implemented a waste rock management system to segregate potentially acid generating rock and control its placement within the waste rock pile.

  •
  At the Lapa Mine, the Company has developed a strategy to manage its underground water using recirculation.

  •
  In 2008 and 2009, the Company's Mexico division (which includes the Pinos Altos Mine) received certification from the Mexican Center for Philanthropy (Centro Mexicano para a Filantropia) and the Alliance for Social Responsibility of Enterprises (Alianza por la Responsabilidad Social Empresarial de Mexico).

  •
  In 2009, the Company's Mexico division also earned the distinction awarded by the Mexican Government of being an 'equal opportunity' employer in Mexico.

  •
  In 2009, the Company succeeded in controlling suspended solids during the Second Portage Arm dewatering and construction of the first phase of the Bay-Goose dike at the Meadowbank Mine.

  •
  At the Meadowbank Mine, a water treatment plant with a maximum capacity of 50,000 cubic metres per hour was installed to assist in the achievement of the water quality objectives.

  •
  At the Meadowbank Mine, the Company has created a great number of direct and indirect opportunities for the local population, including:

  •
  Investing in training of local employees;

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  Teaching non-Inuit employees an understanding of Inuit cultural traditions; and

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  Supporting the development of long-term human capital in the area by urging high school students to continue their education and offering university scholarships to students from the region.

Key Performance Drivers

        The key drivers of financial performance for Agnico-Eagle are:

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  Spot price of gold;

  •
  Spot prices of silver, zinc and copper;

  •
  Canadian dollar/US dollar, Euro/US dollar, & Mexican peso/US dollar exchange rates;

  •
  Production volumes; and

  •
  Production costs.

        The exchange rates of the US dollar against the Canadian dollar, Euro and Mexican peso are important financial drivers:

  •
  The majority of operating costs at the LaRonde Mine, the Goldex Mine and the Lapa Mine and the construction costs at the Meadowbank Mine are, and the future operating costs at the Meadowbank Mine will be, paid in Canadian dollars while revenue is generated in US dollars;

  •
  A portion of operating costs at the Pinos Altos Mine are incurred in Mexican pesos; and

  •
  The majority of operating costs at the Kittila Mine are incurred in Euros.

        The Company may mitigate a portion of the impact of fluctuating exchange rates on its financial results by using currency hedging strategies. In 2009, the Company's effective hedging of the Canadian dollar expenditures at the Meadowbank Mine resulted in a net gain of $7.4 million being credited to construction costs.

Spot Price of Gold, Silver, Zinc and Copper

        The Company has never sold gold forward as management believes that low-cost production is the best protection against decreasing gold prices and allows the Company to take full advantage of rising gold prices. As a result, the Company benefited from the rising gold prices in 2009.

Gold P.M. Fix ($ per ounce)
(Source: Bloomberg)

	2009	2008	% increase
High price	$1,227	$1,033	19%
Low price	$803	$682	18%
Average price	$974	$872	12%
Average price received	$1,024	$879	16%

        In 2009, the market price for gold per ounce was on average 12% higher than in 2008. It was also a record year for the Company's average realized price per ounce of gold with the 2009 average realized price of gold 16% higher than in 2008. The Company was also well-positioned to take advantage of market highs and achieved an average realized price that was greater than the increase in the average gold price in the market.

SILVER (Source: Bloomberg)	ZINC (Source: Bloomberg)	COPPER (Source: Bloomberg)

        Net silver, zinc, copper and lead revenue is treated as a reduction of production costs in calculating total cash costs per ounce of gold and therefore production and price assumptions for these metals are an important factor in both revenue and total cash costs per ounce of gold for the LaRonde Mine. While the fourth quarter of 2008 saw significantly deteriorating market conditions in byproduct metal prices, 2009 saw a reversing of the downward trend of the market. This helped the 2009 total cash costs per ounce at the LaRonde Mine to decrease by $3 as compared to 2008. While the impact of these significantly fluctuating byproduct metal revenues resulted in higher net income from the LaRonde Mine, the future impact of fluctuations in byproduct metal prices will be substantially reduced as the remainder of the Company's mines either contain immaterial or no byproduct metals, with the exception of the Pinos Altos Mine that contains significant byproduct silver.

Foreign Exchange Rates (Ratio to US$)

CANADIAN DOLLAR (Source: Bloomberg)	EURO (Source: Bloomberg)	MEXICAN PESO (Source: Bloomberg)

        In 2009, the Company's operating results and cash flows were influenced by changes in the relevant exchange rates against the US dollar. All of the Company's revenues are earned in US dollars but a substantial portion of its operating costs and capital costs are denominated in Canadian dollars. For much of 2009, the Canadian dollar gained strength as compared to the US dollar which had a negative impact on the production costs and Canadian dollar denominated capital expenditures when translated into US dollars.

        The Kittila Mine's capital and operating costs were negatively affected by the stronger Euro/US dollar exchange rate in 2009 and the Pinos Altos Mine's capital costs were negatively affected by the stronger Mexican peso/US dollar exchange rate.

        By the fourth quarter of 2009, the US dollar's weakness began to level out as compared to these other currencies. A stronger US dollar would result in lower reported production costs and capital expenditures in 2010 when translated into US dollars.

Production Volumes

        Changes in production volumes have a direct impact on the Company's financial results. In 2009, with the first full year of commercial production at the Goldex Mine and the achievement of commercial production at the Kittila Mine, the Lapa Mine and the Pinos Altos Mine, a total of 6.4 million tonnes of ore was milled, a record for the Company. This is an increase of 70% as compared to the tonnes milled in 2008.

Production Costs

        Total cash costs per ounce of gold was $347 in 2009 compared to $162 in 2008. The increase in total cash costs per ounce of gold is primarily a result of a reduction in revenue from byproduct metals from the LaRonde Mine and the commencement of production at three new mines that have no byproduct revenue, immaterial byproduct revenue or significantly less byproduct revenue as compared to the LaRonde Mine. Good cost control was achieved as minesite costs per tonne at the LaRonde Mine rose C$5 to C$72 in 2009 in a continuing inflationary environment for the industry through the majority of 2009. Minesite costs per tonne at the Goldex Mine decreased by C$4 to C$23 in 2009 as design efficiencies were achieved.

Results of Operations

Revenues from Mining Operations

        In 2009, revenue from mining operations increased 66% to $614 million from $369 million in 2008. The increase in revenue was mainly driven by the increase in gold production from the Company's Goldex, Kittila, Lapa and Pinos Altos Mines. In addition, higher sales prices were realized on gold, silver and zinc. The increase in realized prices was partially offset by a decrease in silver and zinc production.

        In 2009, sales of precious metals accounted for 87% of revenues, up from 78% in 2008 and up from 56% in 2007. The increase in the percentage of revenues from precious metals when compared to 2008 is largely due to the increase in gold production and prices. Revenues from mining operations are accounted for net of related smelting, refining, transportation and other charges. The table below sets out net revenue, production volumes and sales volumes by metal:

	2009	2008	2007
Revenues from mining operations (thousands):
Gold	$474,875	$227,576	$171,537
Silver	59,155	59,398	70,028
Zinc	57,034	54,364	156,340
Copper	22,571	27,600	34,300
Lead	127	—	—

	$613,762	$368,938	$432,205

Production volumes:
Gold (ounces)	492,972	276,762	230,992
Silver (000s ounces)	4,035	4,079	4,920
Zinc (tonnes)	56,186	65,755	71,577
Copper (tonnes)	6,671	6,922	7,482
Sales volumes:
Gold (ounces)	463,660	258,601	229,316
Silver (000s ounces)	3,871	4,023	5,171
Zinc (tonnes)	58,391	62,653	72,905
Copper (tonnes)	6,689	6,913	7,466

        Revenue from gold sales increased $247 million, or 109%, in 2009. Gold production increased to 492,972 ounces in 2009, up 78% from 276,762 ounces in 2008. This increase is attributable to the commencement of production at the new Kittila, Lapa and Pinos Altos Mines during 2009 and the first full year of production at the Goldex Mine in 2009. Realized gold prices increased 16% in 2009 to $1,024 per ounce from $879 per ounce in 2008. Silver revenue, production and realized silver price remained relatively constant.

        Revenue from zinc sales increased by $3 million, or 5%, in 2009 when compared to 2008. The increase in zinc revenue was due to an increase in realized zinc sales prices that was partially offset by a decrease in sales volume. Revenue from copper sales decreased by 18% when compared to 2008. This was due to a decrease in realized sales prices and sales volume of copper.

        Total fourth quarter revenue from mining operations increased substantially from $73.2 million in 2008 to $225.6 million in 2009 due to the significant additional gold production from the Company's new mines combined with the increase in realized sales prices for all metals.

Interest and Sundry Income

        Interest and sundry income consists mainly of interest on cash balances and premiums on call options written on available-for-sale securities held by the Company. Interest and sundry income was $16.2 million in 2009 compared to $11.7 million in 2008. The $4.5 million increase was attributable to the significant increase in number of call option transactions in 2009 compared to 2008, partly offset by a significantly lower average cash balances held by the Company during 2009 compared to 2008.

Available-for-sale Securities

        From time to time, the Company takes minority equity positions in other mining and exploration companies. As part of its procedures to assess whether the value of the Company's available-for-sale securities portfolio was reasonable for accounting purposes, it was determined in accordance with the requirements of ASC 320 Investments — Debt and Equity Securities (Prior authoritative literature: FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities") that a non-cash write-down was required in 2008. These write-downs do not necessarily reflect management's long-term outlook on the value of the securities, but rather an "other-than-temporary" impairment as defined in ASC 320. In 2009, this determination resulted in no write-downs regarding its various investments as compared to write-downs amounting to $74.8 million in 2008.

        In 2009, the sale of various available-for-sale securities resulted in a gain before taxes of $10.1 million compared to $25.6 million in 2008. The larger gain in 2008 is directly attributable to the gain recognized on the Company's investment in Gold Eagle Mines Ltd. ("Gold Eagle"). The Company acquired securities of Gold Eagle during the second quarter of 2008 for $49.4 million. In the third quarter of 2008, Gold Eagle was acquired by Goldcorp Inc. ("Goldcorp") at a price per share significantly above the Company's acquisition cost of the Gold Eagle securities resulting in the recognition of a gain of $25.0 million before taxes.

Production Costs

        In 2009, total production costs were $306.3 million compared to $186.9 million in 2008. This increase is due to the start of production at the new Kittila Mine, Lapa Mine and Pinos Altos Mine. In addition, the increase reflects the first full year of production at the Company's Goldex Mine, which commenced production in mid-2008. The table below sets out the components of production costs:

Production Costs	2009	2008	2007
	(thousands)
LaRonde	$164,221	$166,496	$166,104
Goldex	54,342	20,366	—
Kittila	42,464	—	—
Lapa	33,472	—	—
Pinos Altos	11,819	—	—

Production costs per Consolidated Statement of Income	$306,318	$186,862	$166,104

        Production costs at the LaRonde Mine during 2009 of $164.2 million remained relatively constant when compared to 2008, decreasing by approximately 1%. During 2009, LaRonde processed an average of 6,975 tonnes of ore per day compared to 7,210 tonnes of ore per day during 2008. Minesite costs per tonne were C$69 in the fourth quarter compared to C$64 in the fourth quarter of 2008. For the full year, the minesite costs per tonne were C$72, compared with C$67 per tonne in 2008. The increase in minesite costs per tonne during

2009 is attributable to a combination of higher costs for labour, contractors, chemicals and other consumables, which were slightly offset by lower energy costs.

        In 2009, production costs at the Goldex Mine were $54.3 million compared to $20.4 million in 2008. The increase is due to the fact that commercial production was achieved August 2008. During 2009, Goldex processed an average of 7,164 tonnes of ore per day, above 2008 average production of 6,140 tonnes of ore per day and design capacity of 7,000 tonnes per day. Minesite costs per tonne were C$23 in the fourth quarter of 2009 compared to C$24 in the fourth quarter of 2008. For the full year, the minesite costs per tonne were C$23, compared with C$27 per tonne in 2008. The decrease in minesite costs per tonne during 2009 is attributable to the processing of higher grade ore.

        Both the Kittila and Lapa Mines achieved commercial production in May 2009. The Pinos Altos Mine achieved commercial production in November 2009.

        During 2009, the Kittila Mine processed an average of 2,057 tonnes of ore per day, below its design capacity of 3,000 tonnes of ore per day. Since the achievement of commercial production, the minesite costs per tonne were €54, which was higher than expected due to the slower than expected ramping up of the Kittila Mine. In 2009, the Lapa Mine processed an average of 1,222 tonnes of ore per day, below its design capacity of 1,500 tonnes per day. The Lapa Mine is processing ore quantities as expected; however, the mine continues to experience dilution issues. The Pinos Altos Mine processed an average of 1,863 tonnes of ore per day during the fourth quarter, below its design capacity of 4,000 tonnes per day. The start-up of the Pinos Altos mill was affected by increased quantities of clay minerals observed in the initial ore processed in the mill with a subsequent limitation on the ability to filter tailings at the designed production rates.

Total Production Costs by Category

        In 2009, total cash costs per ounce of gold increased to $347 from $162 in 2008 and minus $365 in 2007. The total cash costs per ounce of $347 represents a weighted average over all the Company's producing mines. In 2009, the LaRonde Mine total cash costs per ounce were $103, the Goldex Mine total cash costs per ounce were $366, the Kittila Mine total cash costs per ounce of $668, the Lapa Mine total cash costs per ounce were $751 and the Pinos Altos Mine total cash costs per ounce were $596. Total cash costs per ounce are comprised of minesite costs incurred during the period and, in the case of the LaRonde and Pinos Altos Mines, reduced by their related net byproduct revenue. Total cash costs per ounce are affected by various factors such as the quantity of gold produced, operating costs, Canadian dollar/US dollar exchange rates and Euro/US dollar exchange rates and, at the LaRonde and Pinos Altos Mines, the quantity of byproduct metals produced and byproduct metal prices.

        Total cash costs per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. Management believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table below, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions and then dividing by the number of ounces of gold produced. Total cash costs per ounce is intended to provide investors with information about the cash generating capabilities of mining operations. Management uses this measure to monitor the performance of mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance is affected by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitations inherent in this measure by using it in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

        Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table below, this measure is calculated by adjusting production costs as shown in the Consolidated Statement of Income and Comprehensive Income for inventory adjustments and asset retirement provisions and then dividing by tonnes of ore processed through the mill. Since total cash costs per ounce data can be affected by fluctuations in byproduct metals prices and exchange rates, management believes this measure provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is affected by fluctuations in production levels and thus uses this measure as an evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in level of production versus changes in operating performance.

        Both of these non-US GAAP measures used should be considered together with other data prepared in accordance with US GAAP, and none of the measures taken by themselves is necessarily indicative of production costs or cash flow measures prepared in accordance with US GAAP. The tables below reconcile total cash costs per ounce and minesite costs per tonne to the production costs presented in the consolidated financial statements prepared in accordance with US GAAP.

Total Production Costs by Mine

	2009	2008	2007
	(thousands, except as noted)
Total Production costs per Consolidated Statements of Income and Comprehensive Income	$306,318	$186,862	$166,104
Attributable to LaRonde	164,221	166,496	166,104
Attributable to Goldex	54,342	20,366	—
Attributable to Lapa	33,472	—	—
Attributable to Kittila	42,464	—	—
Attributable to Pinos Altos	11,819	—	—

Total	$306,318	$186,862	$166,104

Reconciliation of Total Cash Costs per Ounce of Gold to Production Costs by Mine

LaRonde Cash Costs per Ounce	2009	2008	2007
	(thousands, except as noted)
Production costs	$164,221	$166,496	$166,104
Adjustments:
Byproduct metals revenues	(138,262)	(142,337)	(260,668)
Inventory adjustments(i)	(3,809)	45	11,528
Non-cash reclamation provision	(1,198)	(1,194)	(1,264)

Cash operating costs	$20,952	$23,010	$(84,300)
Gold production (ounces)	203,494	216,208	230,992

Total cash costs (per ounce)(ii)	$103	$106	$(365)

Goldex Cash Costs per Ounce	2009	2008	2007
Production costs per Consolidated Statements of Income and Comprehensive Income	$54,342	$20,366	$—
Adjustments:
Inventory adjustments(i)	383	(448)	—
Non-cash reclamation provision	(196)	(72)	—

Cash operating costs	$54,529	$19,846	$—
Gold production (ounces)	148,849	47,347	—

Total cash costs (per ounce)(ii)	$366	$419	$—

Lapa Cash Costs per Ounce	2009	2008	2007
	(thousands, except as noted)
Production costs per Consolidated Statements of Income and Comprehensive Income	$33,472	$—	$—
Adjustments:
Inventory adjustments(i)	6,072	—	—
Non-cash reclamation provision	(25)	—	—

Cash operating costs	$39,519	$—	$—
Gold production (ounces)	52,602	—	—

Total cash costs (per ounce)(ii)	$751	$—	$—

Kittila Cash Costs per Ounce	2009	2008	2007
	(thousands, except as noted)
Production costs per Consolidated Statements of Income and Comprehensive Income	$42,464	$—	$—
Adjustments:
Inventory adjustments(i)	1,565	—	—
Non-cash reclamation provision	(254)	—	—

Cash operating costs	$43,775	$—	$—
Gold production (ounces)	65,547	—	—

Total cash costs (per ounce)(ii)	$668	$—	$—

Pinos Altos Cash Costs per Ounce	2009	2008	2007
	(thousands, except as noted)
Production costs per Consolidated Statements of Income and Comprehensive Income	$11,819	$—	$—
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(625)	—	—
Inventory adjustments(i)	(5,356)	—	—
Non-cash reclamation provision	(100)	—	—

Cash operating costs	$5,738	$—	$—
Gold production (ounces)	9,634	—	—

Total cash costs (per ounce)(ii)	$596	$—	$—

Reconciliation of Minesite Costs per Tonne to Production Costs by Mine

LaRonde Minesite Costs per Tonne	2009	2008	2007
	(thousands, except as noted)
Production costs	$164,221	$166,496	$166,104
Adjustments:
Inventory adjustments(iii)	234	45	916
Non-cash reclamation provision	(1,198)	(1,194)	(1,264)

Minesite operating costs (US$)	$163,257	$165,347	$165,756
Minesite operating costs (C$)	$184,233	$176,893	$177,735
Tonnes of ore milled (000s tonnes)	2,546	2,639	2,673

Minesite costs per tonne (C$)(iv)	$72	$67	$66

Goldex Minesite Costs per Tonne	2009	2008	2007
Production costs	$54,342	$20,366	$—
Adjustments:
Inventory adjustments(iii)	383	(448)	—
Non-cash reclamation provision	(196)	(72)	—

Minesite operating costs (US$)	$54,529	$19,846	$—
Minesite operating costs (C$)	$60,986	$23,224	$—
Tonnes of ore milled (000s tonnes)	2,615	851	—

Minesite costs per tonne (C$)(iv)	$23	$27	$—

Lapa Minesite Costs per Tonne	2009	2008	2007
Production costs	$33,472	$—	$—
Adjustments:
Inventory adjustments(iii)	6,072	—	—
Non-cash reclamation provision	(26)	—	—

Minesite operating costs (US$)	$39,518	$—	$—
Minesite operating costs (C$)	$42,055	$—	$—
Tonnes of ore milled (000s tonnes)	299	—	—

Minesite costs per tonne (C$)(iv)	$140	$—	$—

Kittila Minesite Costs per Tonne	2009	2008	2007
Production costs	$42,464	$—	$—
Adjustments:
Inventory adjustments(iii)	1,565	—	—
Non-cash reclamation provision	(254)	—	—

Minesite operating costs (US$)	$43,775	$—	$—
Minesite operating costs (€)	€30,568	€—	€—
Tonnes of ore milled (000s tonnes)	563	—	—

Minesite costs per tonne (€)(iv)	€54	€—	€—

Pinos Altos Minesite Costs per Tonne	2009	2008	2007
Production costs	$11,819	$—	$—
Adjustments:
Inventory adjustments(iii)	(5,356)	—	—
Non-cash reclamation provision	(100)	—	—

Minesite operating costs (US$)	$6,363	$—	$—
Tonnes of ore milled (000s tonnes)	227	—	—

Minesite costs per tonne (US $)(iv)	$28	$—	$—

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs per ounce are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
Total cash costs per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct metals revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management uses this measure to monitor the performance of the Company's mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
This inventory adjustment reflects production costs associated with unsold concentrates.

(iv)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and hedging adjustments and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs per ounce data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

        The Company's operating results and cash flow are significantly affected by changes in the US dollar/Canadian dollar exchange rate since three operating mines are located in Canada. Exchange rate movements can have a significant impact as all of the Company's revenues are earned in US dollars but most of its operating costs and a substantial portion of its capital costs are in Canadian dollars. The US dollar/Canadian dollar exchange rate has varied significantly over the past several years. During the period from January 1, 2005 to December 31, 2009, the noon buying rate, as reported by the Bank of Canada, fluctuated from C$1.30 per US$1.00 to C$0.91 per US$1.00. In addition, a significant portion of the Company's expenditures at the Kittila Mine and the Pinos Altos Mine are denominated in Euros and Mexican pesos, respectively. Each of these currencies has varied significantly against the US dollar over the past several years as well.

Exploration and Corporate Development Expense

        Exploration drilling during 2009 resulted in 0.8 million ounces of gold being converted from the mineral resource category into the mineral reserve category. In spite of this conversion, the mineral resources continued to grow at several of the mines and mine projects. Gold mineral resources rose approximately 28% in 2009 versus 2008. The largest contributor was the Meadowbank Mine where mineral resources increased by approximately 100%, largely from the southern end of the deposit. An approximately 89% increase in mineral resources was realized at the Pinos Altos Mine and mineral resources at the LaRonde Mine increased by 35%.

        Set out below is a summary of the significant exploration and corporate development activities undertaken in 2009:

  •
  Canadian grassroots exploration expenditure was $11.2 million in 2009, an increase of $3.2 million compared to 2008. The Company's Canadian exploration activities were focused on the Bousquet and Lapa mining camps and in Nunavut at the Meadowbank Mine where the activities were conducted both within the mining lease and outside of the remaining mining claims.

  •
  During 2009, approximately $9.2 million of exploration expenses were incurred at the Pinos Altos Mine in Mexico. At the Pinos Altos Mine, the Company continued several aggressive exploration programs. The most costly activities were concentrated drilling programs near the mine infrastructure along previously recognized gold trends. For 2009, proven and probable mineral reserves, including the stand-alone Creston Mascota deposit, total 3.4 million ounces of gold and 94 million ounces of silver from 42.0 million tonnes grading 2.5 grams of gold per tonne and 69 grams of silver per tonne. While the gold reserves are down 5% compared to the previous year, the overall mineral reserve and mineral resource base at the Pinos Altos Mine increased by approximately 8% largely due to exploration success at the Sinter and Cubiro satellite deposits.

  •
  The Company is currently conducting exploration activities in Nevada and incurred exploration expenditures of $7.2 million during 2009, a decrease of $2.2 million compared to 2008. In Nevada, exploration activities during 2009 were concentrated on West Pequop located in the northeastern region of the State.

  •
  During 2009, exploration expenditures at the Kittila Mine in northern Finland were $5.3 million, a decrease of $1.7 million compared to 2008. At the Kittila Mine, the Company continued several aggressive exploration programs. The most costly activities were concentrated drilling programs near the existing mine infrastructure along previously recognized gold trends. As at December 31, 2009, proven and probable gold reserves totalled approximately 4.0 million ounces of gold from 26.0 million tonnes grading 4.8 grams of gold per tonne. This increased approximately 25%, or 0.8 million ounces, from the 2008 level largely as a result of successful conversion drilling below the Suuri and Roura orebodies. Overall, the combined mineral reserves and mineral resources were essentially unchanged year over year as the focus during 2009 was on mineral resource to mineral reserve conversion of the Suuri and Roura resource at depth.

        The table below sets out exploration expense by region and total corporate development expense:

	2009	2008	2007
	(thousands)
Canada	$11,194	$7,966	$5,276
Latin America	9,212	7,426	6,047
United States	7,176	9,347	5,084
Europe	5,325	7,017	5,719
Corporate development expense	3,372	2,948	3,381

	$36,279	$34,704	$25,507

General and Administrative Expenses

        General and administrative expenses increased to $63.7 million in 2009 from $47.2 million in 2008. The main driver was an increase in stock option expense due to an increase in number of options granted and an increase in the Black-Scholes calculated value of the options granted. Of the total general and administrative expenses, stock-based compensation was $27.7 million and $15.3 million in 2009 and 2008, respectively.

Provincial Capital Taxes

        Provincial capital taxes were relatively constant at $5.0 million in 2009 compared to $5.3 million in 2008. These taxes are assessed on the Company's capitalization (paid-up capital and debt) less certain allowances and tax credits for exploration expenses incurred. Ontario capital tax will be eliminated on July 1, 2010, while Quebec capital tax will be eliminated at the end of 2010. Therefore, the provincial capital tax expense in 2010 is expected to be substantially less than that incurred in 2009 and zero in following years.

Amortization Expense

        The consolidated amortization expense for the year increased to $72.5 million in 2009 compared to $36.1 million in 2008, largely as a result of the commencement of commercial production at the Kittila, Lapa and Pinos Altos Mines during 2009. In addition, a full year of amortization expense was recognized at the Goldex Mine during 2009 compared to only five months of amortization expense during 2008 after commercial production was achieved in August 2008.

Interest Expense

        In 2009, interest expense increased to $8.4 million from $3.0 million in 2008 and $3.3 million in 2007. The table below shows the components of interest expense.

	2009	2008	2007
	(thousands)
Stand-by fees on credit facilities	$2,730	$1,163	$2,289
Amortization of credit facilities financing costs	2,392	1,192	806
Government interest, penalties and other	3,326	597	199
Interest on credit facilities	15,470	4,584	—
Interest capitalized to construction in progress	(15,470)	(4,584)	—

	$8,448	$2,952	$3,294

Foreign Currency Translation Gain

        The foreign currency translation loss was $39.8 million in 2009 compared to a gain of $77.7 million in 2008. The significant negative effect of exchange rates is attributable to the weakening of the US dollar against the Canadian dollar and the Euro during 2009. The loss is mainly due to the impact on the foreign currency future tax liabilities and is partially off-set by the impact on cash balances in Canadian dollars and Swedish krona, the currency in which the Company's Swedish subsidiaries pay tax.

Income and Mining Taxes

        In 2009, the effective accounting income and mining tax expense rate was 19.9% compared to 23.8% in 2008 and 12.5% in 2007. Two unusual items that were recognized in 2009 reduced the effective tax rate significantly from the statutory tax rate. First, on December 12, 2008, the Company executed a Canadian federal tax election to commence using the U.S. dollar as its functional currency for federal Canadian income tax purposes. As the related tax legislation was enacted in the first quarter of 2009, this election applies to taxation years ended December 31, 2008 and subsequent. This election resulted in a deferred tax benefit of $21.0 million for the period ended December 31, 2009. Second, the $21 million premium recognized from the $43.5 million October 2008 flow-through share offering was included in income, net of the federal (and Ontario) deferred tax cost of $7.5 million associated with renouncing to investors the tax deductions otherwise arising from spending the proceeds of this offering. The net benefit of $13.5 million was also included in the 2009 tax provision.

        The two benefits above are somewhat offset by permanent differences, principally stock-based compensation that is not deductible for tax purposes in Canada and non-taxable foreign exchange losses. In addition, Quebec mining duties (current and deferred) increase the effective tax rate, net of the related federal and Quebec income tax relief.

Supplies Inventory

        The supplies inventory balance as of December 31, 2009 had increased significantly to $100.9 million compared to the December 31, 2008 balance of $40.0 million. This is mainly attributable to the build-up of supplies inventory at Meadowbank to be consumed during the operations of this mine, the build-up of winter supplies inventory at Meadowbank brought in during the 2009 barge season and the supplies inventory required at the Company's 2009 new operating Kittila, Lapa and Pinos Altos Mines.

Capital Expenditures

        In early 2009, the Meadowbank Mine was subjected to a comprehensive review to develop a detailed forecast of the ultimate expenditure that the Company was likely to incur in order to complete its development. This revised forecast led to an increase of approximately $72 million in the projected total project costs. The revised estimates reflect a combination of the Company's further experience with developing, constructing and maintaining operations at a remote location under severe arctic conditions, the costs associated with developing a project in the Arctic in terms of logistics, the availability of labour to support construction activities and the additional costs related to environmentally sustainable operations.

Liquidity and Capital Resources

        At the end of 2009, the Company's cash and cash equivalents, short-term investments and restricted cash totalled $163.6 million compared to $99.4 million at the end of 2008. This increase resulted from operating and financing activities which was partially offset by investing activities. In 2009, cash used in investing activities decreased to $587.6 million from $917.5 million in 2008. The investing activities in 2009 mainly consisted of project capital expenditures at the Kittila, Lapa, Pinos Altos and Meadowbank Mines and LaRonde Mine extension. Cash flow provided by operating activities decreased to $115.1 million in 2009 from $121.2 million in 2008 mainly due to the negative impact of changes in working capital. As the Company had three new mines in production during 2009, trade receivables and inventory balances have, as expected, also increased. The negative impact of changes in working capital was mostly offset by strong operating profits generated by the mines due to the substantial increase in gold production and stronger metal prices. In 2009, cash provided from financing activities remained relatively constant at $559.8 million compared to 2008 when cash provided from financing activities was $558.1 million. The cash provided from financing activities in 2009 was mainly attributable to the net bank debt drawdowns of $515 million.

        In 2009, the Company invested $657.2 million of cash in new projects and sustaining capital expenditures. Major expenditures in 2009 included $288.0 million on construction at Meadowbank, $133.3 million on construction at Pinos Altos, $38.7 million on construction at the LaRonde Mine extension, $35.7 million on construction at Kittila, $22.1 million at Lapa and $137.8 million for sustaining capital expenditures at the LaRonde, Goldex, Kittila and Lapa Mines. A portion of the capital expenditures at Meadowbank relate to prepaid working capital and inventory which will be consumed and sold post-commercial production. The remaining capital expenditures to complete all of the Company's projects are expected to be funded by cash provided by operating activities, cash on hand and drawdowns from the Company's bank credit facilities. A significant portion of the Company's cash and cash equivalents are denominated in US dollars.

        During 2009, the Company received net proceeds on available-for-sale securities amounting to $48.3 million compared to $43.6 million during 2008. The 2009 net proceeds on available-for-sale securities was mainly a result of the Company's sale of its entire holdings in Goldcorp shares that it acquired as a result of Goldcorp's take-over bid of Gold Eagle.

        In 2009, the Company declared its 28th consecutive annual dividend. The dividend was $0.18 per share, consistent with the dividend paid in 2008. During the first quarter of 2009, the Company paid out its 2008 dividend amounting to $27.1 million. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Company's board of directors (the "Board") and will be subject to factors such as income, financial condition and capital requirements. Also in 2009, the Company issued common shares for gross proceeds of $68.5 million. This was a result of the Company's two flow-through share issuances for gross proceeds of $25.9 million, stock option exercises and issuances under the Company's employee share purchase plan.

        The effect of exchange rate changes on cash and cash equivalents during 2009 resulted in increased cash balances of $4.6 million. This was mainly attributable to the strengthening Canadian dollar and Euro as the Company holds Canadian dollar and Euro cash balances.

        During the second quarter of 2009, the Company amended its $300 million unsecured revolving bank credit facility (the "First Credit Facility") to, among other things, allow for the second $300 million unsecured revolving bank credit facility (the "Second Credit Facility" and together with the First Credit Facility, the "Credit Facilities") to be increased to $600 million. The First Credit Facility matures and all indebtedness thereunder is due and payable on January 10, 2013. The Second Credit Facility was amended to increase the amounts available from $300 million to $600 million. The Second Credit Facility matures and all indebtedness thereunder is due and payable on June 14, 2012. As at December 31, 2009, the Company had drawn $715 million from its credit facilities. In addition, the amount available under the Credit Facilities are reduced by letters of credit drawn under the facility. Letters of Credit outstanding under the Credit Facilities at December 31, 2009 totalled $22.5 million. Accordingly, the amount available to be borrowed as at December 31, 2009, was approximately $162.5 million. The Credit Facilities require the Company to maintain specified financial ratios and meet financial condition covenants. These financial condition covenants were met as of December 31, 2009.

        In June 2009, the Company entered into a C$95 million financial security guarantee issuance agreement with Export Development Canada (the "EDC Facility"). Under the agreement, which matures in June 2014, Export Development Canada agreed to provide guarantees in respect of letters of credit issued on behalf of Agnico in favour of certain beneficiaries in respect of obligations relating to the Meadowbank Mine. As at December 31, 2009, outstanding letters of credit drawn under the EDC Facility totalled C$60.4 million.

        Subsequent to year-end, on March 19, 2010 the Company announced it had received non-binding commitments from institutional investors in the United States and Canada to purchase in a private placement $600 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022 (the "Notes"). The Notes are expected to have a weighted average maturity of 9.84 years and weighted average yield of 6.59%. Proceeds from the offering of Notes will be used to repay amounts under the credit facilities. Closing of the transaction is expected to occur in April 2010.

        Agnico-Eagle's contractual obligations as at December 31, 2009 are set out below:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	(millions)
Letter of credit obligations	$5.1	$—	$2.2	$—	$2.9
Reclamation obligations(1)	134.9	2.0	2.0	5.0	125.9
Purchase commitments	61.6	10.0	10.1	6.9	34.6
Pension obligations(2)	4.3	0.1	0.5	0.8	2.9
Capital and operating leases	58.2	16.0	17.8	13.1	11.3
Credit Facilities repayment obligations(3)	715.0	—	715.0	—	—

Total(4)	$979.1	$28.1	$747.6	$25.8	$177.6

Notes:

(1)
Mining operations are subject to environmental regulations which require companies to reclaim and remediate land disturbed by mining operations. The Company has submitted closure plans to the appropriate governmental agencies which estimate the nature, extent and costs of reclamation for each of its mining properties. The estimated undiscounted cash outflows of these reclamation obligations are presented here. These estimated costs are recorded in the Company's consolidated financial statements on a discounted basis in accordance with ASC 410-20 — Asset Retirement Obligations (prior authoritative literature: FASB Statement No. 143, "Accounting for Asset Retirement Obligations"). See Note 5(a) to the audited consolidated financial statements.

(2)
The Company has Retirement Compensation Arrangement Plans (the "RCA Plans") with certain executives. The RCA Plans provide pension benefits to the executives equal to 2% of the executive's final three-year average pensionable earnings for each year of service with the Company less the annual pension payable under the Company's basic defined contribution plan. Payments under the RCA Plans are secured by letter of credit from a Canadian chartered bank. The figures presented in this table have been actuarially determined.

(3)
For the purposes of the Company's obligations to repay amounts outstanding under its Credit Facilities, the Company has assumed that the indebtedness will be repaid at the current expiry date of the relevant Credit Facility.

(4)
The Company's estimated future positive cash flows are expected to be sufficient to satisfy the obligations set out above.

Off-Balance Sheet Arrangements

        The Company has the following off-balance sheet arrangements: operating leases (as disclosed above) and $85.3 million of outstanding letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes (see Note 12 to the Consolidated Financial Statements).

2010 Liquidity and Capital Resources Analysis

        The Company believes that it has sufficient capital resources to satisfy its 2010 mandatory expenditure commitments (including future obligations set out above) and discretionary expenditure commitments. The following table sets out expected future capital requirements and resources for 2010 (without giving effect to the offering of Notes):

Amount (millions)
2010 Mandatory Commitments:
Contractual obligations (from table above)	$28
Dividend payable (declared in 2009)	27

Total 2010 mandatory expenditure commitments	$55

2010 Discretionary Commitments:
Budgeted capital expenditures	$478

Total 2010 mandatory and discretionary expenditure commitments	$533

2010 Capital Resources:
Cash, cash equivalents and short term investments (at December 31, 2009)	$164
Estimated 2010 operating cash flow	518
Working capital (at December 31, 2009) (excluding cash, cash equivalents and short-term investments)	250
Available under the Credit Facilities	163

Total 2010 Capital Resources	$1,095

        While the Company believes its capital resources will be sufficient to satisfy all 2010 commitments (mandatory and discretionary), if extremely negative financial circumstances arise in the future, the Company may choose to decrease certain of its discretionary expenditure commitments, which includes its construction projects and future dividends.

Outlook

        The following section contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. Please see "Note to Investors Concerning Forward-Looking Information" for a discussion of assumptions and risks relating to such statements and information.

Gold Production Growth

LaRonde Mine Extension

        In 2010, payable gold production at the LaRonde Mine is expected to decline to approximately 180,000 ounces, as gold grades are scheduled to decline until 2011 when the deeper ore of the LaRonde Mine extension is accessed. Total cash costs per ounce at the LaRonde Mine in 2010 are expected to be approximately $220 reflecting the assumption of significantly lower zinc prices going forward.

        Over the 2011 to 2023 period, annual average gold production is expected to be 314,000 ounces.

Goldex Mine

        The Goldex Mine is anticipated to produce approximately 164,000 ounces of gold in 2009 at estimated total cash costs per ounce of approximately $318. This compares favourably with the total cash costs per ounce incurred in 2009 and in 2008 as the mine continues to increase efficiencies since it achieved commercial production in August 2008.

        In 2009, the Company completed its feasibility study of increasing the production rate from 6,900 tonnes per day to 8,000 tonnes per day with positive results. This project requires additions primarily to the crushing circuit with minor additions to the mining fleet. Installation of the permanent surface crusher is complete and the increased mining rate is expected to be realized in early 2011 as the underground mining advances enough to support the higher rate. As a result of this expansion, additional production of 20,000 ounces of gold per year is expected to start in late 2011. The expansion project has an estimated total capital cost of $10 million.

        Over the period of 2010 through 2017, annual average gold production of approximately 160,000 ounces is expected. During 2010, exploration activities will focus on resource to reserve conversion and mineralization to the west, east and at depth of the current resource envelope.

Kittila Mine

        The Kittila Mine will have its first full year of commercial production in 2010. The mine is expected to produce approximately 147,100 ounces of gold in 2010 at estimated total cash costs per ounce of approximately $502. Over the period of 2010 to 2023, annual average gold production of approximately 150,000 ounces is expected.

        The 2010 exploration program will continue to focus on resource to reserve conversion, expanding resources below Suuri and Roura sections and along strike. The orebody remains open at depth and along strike and new gold zones have been identified to the north of the current Kittila Mine reserves. In addition, due to the increase in gold reserves at the Kittila Mine over the past few years, the Company is continuing to examine options to significantly increase the Kittila production rate up to 300,000 ounces of gold per year.

Lapa Mine

        The Lapa Mine achieved commercial production in May 2009 and will have its first full year of production in 2010. Gold production during 2010 is expected to be approximately 115,000 ounces at estimated total cash costs per ounce of approximately $506. Over the period of 2010 to 2015, annual average gold production of approximately 150,000 ounces is expected. In 2010, exploration activities are expected to focus on resource to reserve conversion with focus at depth and east of the orebody.

Pinos Altos Mine

        The Pinos Altos Mine achieved commercial production in November 2009 and will have its first full year of production in 2010. Gold production in 2010 is expected to be approximately 150,000 ounces at estimated total cash costs per ounce of approximately $401. Over the period of 2010 to 2028, the mine (including production from the Creston Mascota deposit) is expected to produce an average of 170,000 ounces of gold per year.

        Site clearing, basic engineering and early construction activities commenced at the Creston Mascota deposit in 2009 and will continue throughout 2010. Commercial production from Creston Mascota deposit is expected to be achieved in the first quarter of 2011.

        In 2010, studies are anticipated regarding the development of several other satellite deposits on the Pinos Altos concession package including the Sinter, Cubiro and San Eligio zones. Exploration activities in 2010 will focus on conversion of current gold resources to reserves.

Meadowbank Mine

        Construction at the Meadowbank Mine continued through the first few months of 2010 with commercial production anticipated in the first quarter of 2010. Gold production in 2010 is expected to be approximately 300,000 ounces at estimated total cash costs per ounce of approximately $460. The mine is expected to produce an average of 350,000 ounces of gold per year from 2010 to 2018. The 2010 production forecast includes a contingency for an extended commissioning period of three months.

        A scoping study was initiated in 2008 to assess the feasibility of increasing of the proposed production rate from 8,500 tonnes per day to 10,000 tonnes per day. Results of the study are expected in 2010. In addition, the exploration program in 2010 will continue to focus on resource to reserve conversion and expansion of resources and reserves at the Vault, Goose South and Portage deposits.

Growth Summary

        With the achievement of commercial production of the Goldex Mine in 2008 and the Kittila Mine, the Lapa Mine and the Pinos Altos Mine all achieving commercial production in 2009, the Company believes it is delivering on its vision and growth strategy. In 2009, gold production increased significantly by 78% from 2008 levels to 492,972 ounces and in 2010 the Company is anticipating total gold production to more then double to approximately 1.1 million ounces. Based on exploration results to date and planned exploration programs in 2010, the Company believes it is well positioned to potentially have several five million ounce gold deposits. The Company's goal is to increase gold reserves from its existing portfolio of mines and development projects, reaching 20 million to 21 million ounces by year-end 2010. Further internal growth opportunities are expected to add to production post-2010. In summary, the Company anticipates that the main contributors to the targeted increase in gold reserves, and increases to gold resources, are likely to be:

  •
  Continued conversion of Agnico-Eagle's current gold resources to reserves

  •
  Depth extension of the main Suuri and Roura zones at Kittila

  •
  New gold zones to the north of the Kittila reserves

  •
  Extension at depth and along strike at Goose Island and Goose South at Meadowbank

  •
  Extensions at depth at Santo Nino, and the Sinter, Cubiro and San Eligio zones at Pinos Altos

Financial Outlook

Mining Revenue and Production Costs

        In 2010, the Company expects to continue to generate strong cash flow as production volumes will increase significantly due to relatively steady production at the LaRonde and Goldex Mines, the Kittila, Pinos Altos and the Lapa Mines ramping up to designed capacity and the Meadowbank Mine achieving commercial production. Metal prices will have a large impact on financial results and, although the Company cannot predict the prices that will be realized in 2010, gold prices in early 2010 (to March 22, 2010) have remained strong. On March 22, 2010, the gold spot price closed at $1,097.25 per ounce.

        In addition, the Meadowbank Mine is expected to achieve commercial production in the first quarter of 2010.

        The table below sets out actual production for 2009 and estimated production in 2010.

	2010 Estimate	2009 Actual
Gold (ounces)	1,057,200	492,972
Silver (000s ounces)	5,342	4,035
Zinc (tonnes)	67,133	56,186
Copper (tonnes)	5,056	6,671

        For 2010, the Company is expecting total cash costs per ounce at the LaRonde Mine to be $220 compared to $103 in 2009. Net silver, zinc and copper revenue is treated as a reduction of production costs in arriving at estimates of total cash costs per ounce, and therefore production and price assumptions for these metals play an important role in these estimates for the LaRonde Mine due to its large byproduct production. An increase in byproduct metal prices above forecast levels would result in improved cash costs for the LaRonde Mine. In addition, the Pinos Altos Mine contains significant byproduct silver.

        Total cash costs per ounce at the Goldex Mine, Kittila Mine, Lapa Mine, Pinos Altos Mine and the Meadowbank Mine in 2010 are expected to be $318, $502, $506, $401 and $460 respectively. As production costs at the LaRonde Mine, Goldex Mine, Lapa Mine and Meadowbank Mine are or will be denominated mostly in Canadian dollars, the production costs at Kittila Mine are denominated mostly in Euros and the production costs at the Pinos Altos Mine are denominated mostly in Mexican pesos, the Canadian dollar/US dollar, Euro/US dollar and Mexican peso/US dollar exchange rates also affect the estimates. The foreign exchange rates have been trending favorably for the Company as the US dollar has appreciated relative to these currencies since late 2009.

        The table below sets out the metal price assumptions and exchange rate assumptions used in deriving the estimated total cash costs per ounce for 2010 (production estimates for each metal are shown in the table above) as well as the market average closing prices for each variable for the period of January 1 to March 22, 2010.

	Cash Cost Assumptions	Market Average
Silver (per ounce)	$14.00	$16.92
Zinc (per tonne)	$1,800	$2,287
Copper (per tonne)	$6,100	$7,206
C$/US$ exchange rate	$1.1000	$1.0425
Euro/US$ exchange rate	$0.7143	$0.7196

        The estimated sensitivity of the Company's 2010 estimated total cash costs per ounce and 2010 estimated operating costs to a 10% change in the metal price and exchange rate assumptions above follows:

Change in variable	Impact on total cash costs ($/oz.)
C$/US$	$37
Euro/US$	$7
Zinc	$6
Silver	$7
Copper	$2

Note:

The sensitivities presented are based on the production and price assumptions set out above. Operating costs are not affected by fluctuations in byproduct metal prices. The Company may use derivative strategies to limit the downside risk associated with fluctuating byproduct metal prices and enters into forward contracts to lock in exchange rates based on projected Canadian dollar, Euro and Mexican peso operating and capital needs. Please see "Risk Profile — Metal Price and Foreign Currency" and "Risk Profile — Derivatives". Please see "Results of Operations — Production Costs" for a discussion about the use of the non-US GAAP financial measure total cash costs per ounce.

Exploration Expense

        In 2010, Agnico-Eagle expects expenditures of $39 million on grassroots exploration and corporate development comprised mostly of grassroots exploration in Canada, Latin America, Finland and the United States outside of the Company's currently contemplated mining areas. Exploration is success driven and thus these estimates could change materially based on the success of the various exploration programs. In addition, when it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of exploration to further delineate the ore body on such property are capitalized. In 2010, the Company expects to capitalize $37 million on exploration related to delineating ore bodies and converting resources into reserves.

Other Expenses

        Cash general and administrative expenses are not expected to increase materially in 2010, however non-cash variances may occur as a result of variances in the Black-Scholes pricing of any stock options granted by the Company in 2010. In 2010, provincial capital taxes are expected to be substantially lower than in 2009 since the

Ontario provincial capital tax will be eliminated on July 1, 2010 while Quebec capital tax will be eliminated at the end of 2010. Amortization is expected to be approximately $164 million mainly due to the first full year amortization of the Kittila, Lapa and Pinos Altos Mines and additional amortization relating to the Meadowbank Mine as it achieves commercial production. Interest expense in 2010 is expected to be approximately $30 million due to the drawdown of its aggregate $900 million Credit Facilities. The Company's effective tax rate is expected to be 40% in 2010 compared to an effective rate of 19.9% realized in 2009. The lower effective rate in 2009 was due to the factors mentioned in "Results of Operations — Income and Mining Taxes" above.

Capital Expenditures

        Agnico-Eagle's gold growth program remains well funded. Capital expenditures, including all costs for construction and development, sustaining capital and capitalized exploration costs, are expected to total approximately $478 million in 2010. During 2010, the Company expects to generate internal cash flow from the sale of 1.0 to 1.1 million ounces of gold and the associated byproduct metals. The breakdown of the 2009 capital expenditures program is as follows:

  •
  $67 million in capital expenditures related to construction and development at the LaRonde Mine extension;

  •
  $29 million in sustaining capital expenditures related to the LaRonde Mine;

  •
  $54 million in capital expenditures related to construction and development at the Creston Mascota deposit at the Pino Altos Mine;

  •
  $38 million in sustaining capital expenditures related to the Pinos Altos Mine;

  •
  $59 million in sustaining capital expenditures related to the Kittila Mine;

  •
  $14 million in sustaining capital expenditures related to the Goldex Mine;

  •
  $52 million in capitalized commissioning costs related to the Meadowbank Mine;

  •
  $99 million in sustaining capital expenditures related to the Meadowbank Mine;

  •
  $29 million in sustaining capital expenditures related to the Lapa Mine; and

  •
  $37 million in capitalized exploration expenditures.

        The Company continues to examine other possible corporate development opportunities which may result in the acquisition of companies or assets with securities, cash or a combination thereof. If cash is used, depending on the size of the acquisition, Agnico-Eagle may be required to borrow money or issue securities to fund such cash requirements.

Risk Profile

        The Company mitigates the likelihood and potential severity of the various risks it encounters in its day-to-day operations through the application of high standards in the planning, construction and operation of mining facilities. In addition, emphasis is placed on hiring and retaining competent personnel and developing their skills through training in safety and loss control. The Company's operating and technical personnel have a solid track record of developing and operating precious metal mines and several of the Company's mines have been recognized for excellence in this regard with various safety and development awards. Nevertheless, the Company and its employees continue with a focused effort to improve workplace safety and the Company has placed additional emphasis on safety procedure training for both mining and supervisory employees.

        The Company also mitigates some of its normal business risk through the purchase of insurance coverage. An Insurable Risk Management Policy, approved by the Board, governs the purchase of insurance coverage and only permits the purchase of coverage from insurance companies of the highest credit quality. For a more complete list of the risk factors affecting the Company, please see "Item 3 Key Information — Risk Factors" in the Form 20-F.

Metal Price and Foreign Currency

        Agnico-Eagle's net income is most sensitive to metal prices and the Canadian dollar/US dollar and Euro/US dollar exchange rates. For the purpose of the sensitivities set out in the table below, Agnico-Eagle used the following metal price and exchange rate assumptions:

  •
  Gold — $950 per ounce;

  •
  Silver — $14.00 per ounce;

  •
  Zinc — $1,800 per tonne;

  •
  Copper — $6,100 per tonne;

  •
  Canadian dollar/US dollar — C$1.10 per $1.00; and

  •
  Euro/US dollar — $1.40 per €1.00.

        Changes in the market price of gold are due to numerous factors such as demand, global mine production levels, forward selling by producers, central bank sales and investor sentiment. Changes in the market prices of other metals are due to factors such as demand and global mine production levels. Changes in the exchange rates are due to factors such as supply and demand for currencies and economic conditions in each country or currency area. In 2009, the ranges of metal prices and exchange rates were:

  •
  Gold: $810 — $1,212 per ounce averaging $972 per ounce;

  •
  Silver: $10.51 — $19.18 per ounce averaging $14.67 per ounce;

  •
  Zinc: $1,059 — $2,570 per tonne averaging $1,660 per tonne;

  •
  Copper: $3,050 — $7,372 per tonne averaging $5,162 per tonne;

  •
  Canadian dollar/US dollar: C$1.02 — C$1.3065 per $1.00 averaging C$1.1415 per $1.00; and

  •
  Euro/US dollar: €0.6603 — €0.8028 per $1.00 averaging €0.7171 per $1.00.

        The following table sets out the estimated impact on 2010 total cash costs per ounce of a 10% change in assumed metal prices and exchange rates. A 10% change in each variable was considered in isolation while holding all other assumptions constant. Based on historical market data and 2009 price ranges shown above, a 10% change in assumed metal prices and exchange rates is reasonably likely in 2010.

Changes in variable	Impact on total cash costs per ounce
Canadian dollar/US dollar	$37
Euro/US dollar	$7
Zinc	$6
Silver	$7
Copper	$2

        In order to mitigate the impact of fluctuating precious and base metal prices, the Company occasionally enters into derivative transactions under its Metal Price Risk Management Policy, approved by the Board. The Company's policy and practice is not to sell forward its gold and silver production. However, the policy does allow the Company to use other hedging strategies where appropriate to ensure an adequate return on new projects. The Company occasionally buys put options and forward contracts to protect minimum base metal prices while maintaining full participation to gold and silver price increases. In 2009, the Risk Management Committee approved the strategy of using short-term call options in an attempt to enhance the realized base metal prices. During 2009, six call options were written of which two expired out of the money and the net premium loss amounted to $0.7 million. The Company will continue to monitor the market and pricing to determine appropriate months to carry on with this strategy. The Company's policy does not allow speculative trading.

        The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars, Euros or Mexican pesos. This gives rise to significant currency risk exposure. From time to time the Company has entered into currency hedging transactions under the Company's Foreign Exchange Risk Management Policy, approved by the Board, to hedge part of its foreign currency exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar, Euro or Mexican peso denominated assets and liabilities into US dollars) as these do not give rise to cash exposure. The Company's foreign currency derivative strategy consisted of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars to Canadian dollars. All of these derivative transactions expired prior to the year end such that no derivatives were outstanding on December 31, 2009. Throughout 2009, the Company's foreign currency derivative strategy generated $4.5 million in call option premiums.

Interest Rates

        The Company's current exposure to market risk for changes in interest rates relates primarily to the drawdown on the Credit Facilities and its investment portfolio. Drawdowns on the Credit Facilities are used, primarily, to fund a portion of the capital expenditures related to the Company's development projects. As at December 31, 2009, the Company had drawn down $715 million on the Credit Facilities. In addition, the Company usually invests its cash in investments with short maturities or with frequent interest reset terms and a credit rating of R1-High or better. As a result, the Company's interest income fluctuates with short-term market conditions. As at December 31, 2009, short-term investments amounted to $3.3 million.

        Amounts drawn under the Credit Facilities are subject to floating interest rates based on benchmark rates available in the United States and Canada or on LIBOR. In the past, the Company has entered into derivative instruments to hedge against unfavorable changes in interest rates. The Company will continue to monitor its interest rate exposure and may enter into such agreements to manage its exposure to fluctuating interest rates. In 2009, there were no interest rate derivative instruments in place. The Company intends to apply the proceeds of the Notes which, if issued, will bear interest at a fixed average interest rate of 6.59% to repay currently outstanding indebtedness under the Credit Facilities. To the extent such amounts repaid under the Credit Facilities are not redrawn, the Company's exposure to credit risk for changes in the interest rates will be reduced.

Derivatives

        The Company, from time to time, enters into derivative contracts to limit the risk associated with decreased byproduct metal prices. The contracts act as economic hedges of underlying exposures to byproduct metal price risk and foreign currency exchange risk and are not held for speculative purposes. Agnico-Eagle does not use complex derivative contracts to hedge exposures. The Company uses simple contracts, such as puts and calls, to mitigate downside risk yet maintain full participation to rising precious metal prices. Agnico-Eagle also enters into forward contracts to lock in exchange rates based on projected Canadian dollar operating and capital requirements.

        Using derivative instruments creates various financial risks. Credit risk is the risk that the counterparties to derivative contracts will fail to perform on an obligation to the Company. Credit risk is mitigated by dealing with high quality counterparties such as major stable banks. Market liquidity risk is the risk that a derivative position cannot be liquidated quickly. The Company mitigates market liquidity risk by spreading out the maturity of derivative contracts over time, usually based on projected production levels for the specific metal being hedged, such that the relevant markets will be able to absorb the contracts. Mark-to-market risk is the risk that an adverse change in market prices for metals will affect financial condition. Since derivative contracts are used as economic hedges, for most of the contracts, changes in the mark-to-market value will affect income. For a description of the accounting treatment of derivative contracts, please see "Critical Accounting Estimates — Financial Instruments".

        In addition to writing US dollar call options with short maturities to enhance the spot transaction rate when exchanging US dollars to Canadian dollars, the Company also entered into three zero cost collar contracts in

October 2008. The purpose of entering into these zero cost collar contracts was to mitigate the risks associated with fluctuating foreign exchange rates by hedging the functional-currency-equivalent cash flows associated with the Canadian dollar capital expenditures on the Meadowbank Mine. The purchase of US dollar put options was financed through selling US dollar call options at higher exercise prices such that the net premium payable to the different counterparties by the Company is nil. The hedged items represent monthly forecasted Canadian dollar cash outflows pertaining to its Canadian projects during 2009. The cash flow hedging relationship meets all requirements of ASC 815 — Derivatives and Hedging (Prior authoritative literature: FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities") to be perfectly effective, while unrealized gains and losses are recognized within other comprehensive income. There were no outstanding zero cost collar contracts as of December 31, 2009.

        The risk hedged in 2009 was the variability in expected future cash flows arising from changes in foreign currency exchange risk below and above the levels of C$1.1546 and C$1.2095 per US dollar. The hedged items represented C$15 million of unhedged forecast Canadian dollar denominated cash outflows per month arising from Canadian dollar denominated capital expenditures in 2009. As of December 31, 2009, all positions had expired and the strategy resulted in an overall realized gain of C$7.4 million which was applied to reduce capital expenditures.

        Also during 2009, the Company sold call options against the shares and warrants of Goldcorp to hedge its price exposure to the Goldcorp shares and warrants it acquired in connection with Goldcorp's acquisition of Gold Eagle. As of December 31, 2009, the Company had outstanding written call option contracts in respect of its Goldcorp warrants at a strike price of C$46 per share and a March 2010 expiration date. These call option contracts generated approximately $0.7 million in premium proceeds net of the mark-to-market adjustment during 2009 and upon expiration will be recognized in the "Interest and sundry income" line item of the Consolidated Statements of Income and Comprehensive Income.

        Since the Company's holdings of Goldcorp shares were liquidated in 2009 and only the warrants remain, the Company expects the total premiums generated by writing call options on these holdings will be significantly less in 2010 as compared to 2009.

Operational Risk

        The business of gold mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls, pit wall failures and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstances. The Company may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons, or the Company may become subject to liabilities which exceed policy limits. In these circumstances, the Company may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

        The Company's operations at the LaRonde Mine and at the Goldex Mine accounted for approximately 71% of the Company's gold production for 2009 and contributed approximately 90% of the Company's operating margin, and will continue to account for a significant portion of its gold production and operating margin until the Kittila Mine, Lapa Mine, Pinos Altos Mine and Meadowbank Mine achieve their anticipated production levels. The table below outlines the estimated payable gold production per mine for 2010.

	Estimated Payable Production (oz)	Estimated Payable Production (%)
LaRonde	179,700	17
Goldex	164,000	16
Lapa	115,600	11
Meadowbank	299,900	28
Kittila	147,100	14
Pinos Altos	150,900	14

Total	1,057,200	100

        Any adverse condition affecting mining or milling conditions at the LaRonde Mine or the Goldex Mine could be expected to have a material adverse effect on the Company's financial performance and results of operations. The Company also anticipates using revenue generated by its operations at these mines to finance a substantial portion of the capital expenditures required at its mine development projects. In addition, one of the Company's major development programs is the extension of the LaRonde Mine below Level 245, referred to as the LaRonde Mine extension. This program involves the construction of infrastructure at depth and extraction of ore from new zones, and may present new challenges for the Company. Gold production at the LaRonde Mine above Level 245 has started to decline. The Kittila Mine, the Lapa Mine and the Pinos Altos Mine commenced commercial production in 2009 and the Meadowbank Mine is expected to achieve commercial production in the first quarter of 2010; however, they are not expected to reach their full production rates until later in 2010. In addition, production from the Kittila, Lapa, Pinos Altos and Meadowbank Mines in 2010 may be lower than anticipated if there are delays in achieving full production rate, and it is possible that the anticipated full production rate cannot be achieved. Unless the Company can successfully bring operations at the Kittila, Lapa, Pinos Altos and Meadowbank Mines to their full production rates, bring into production the LaRonde Mine extension or otherwise acquire gold-producing assets, the Company will be dependent on the LaRonde and Goldex Mines for the majority of its gold production. Further, there can be no assurance that the Company's current exploration and development programs at the LaRonde or Goldex Mines will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves at what are currently the Company's only mines operating at or above projected levels.

        The Company's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, pit wall failures, fires or flooding or as a result of other operational problems such as a failure of a production hoist, autoclave, filter press or semi-autogenous grinding mill. In addition, production may be reduced if, during the course of mining, unfavourable ground conditions or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment or dilution increases. In five of the last seven years, as a result of such adverse conditions, the Company has failed to meet production forecasts due to: a rock fall, production drilling challenges and lower than planned mill recoveries in 2003; higher than expected dilution in 2004; and increased stress levels in a sill pillar requiring the temporary closure of production sublevels in 2005. In 2008, gold production was 276,762 ounces, down from the Company's initial estimate of 358,000 ounces. This reduction was primarily a result of delays in the commencement of production at the Goldex Mine and the Kittila Mine mainly due to delays in commissioning the Goldex production hoist and the Kittila autoclave, respectively. In 2009, gold production was 492,972 ounces, down from the Company's initial estimate of 590,000 ounces, primarily as a result of delays in the commencement of production at the Kittila Mine due to issues with the autoclave and at the Pinos Altos Mine resulting from problems in commissioning the dry tailings filter presses and dilution issues at the Lapa Mine. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Company's failure to achieve current or future production estimates.

        The Company's production forecasts assume that production will commence at the Meadowbank Mine, LaRonde Mine extension and Creston Mascota deposit in the first quarters of 2010 and 2011 and during 2011, respectively, and that the Kittila Mine and the Pinos Altos Mine will reach full production rates by the first quarter of 2010. The Company's ability to achieve full production rates at its new mines on schedule is subject to a number of risks and uncertainties. Delays in commissioning the Pinos Altos Mine and the Kittila autoclave resulted in anticipated 2009 gold production being reduced by an aggregate of approximately 78,973 ounces.

        The LaRonde Mine extension will be one of the deepest operations in the Western Hemisphere with an expected maximum depth of 3,110 metres. The operations of the LaRonde Mine extension will rely on new infrastructure for hauling ore and materials to the surface, including a winze (or internal shaft) and a series of ramps linking mining deposits to the Penna Shaft that services current operations at the LaRonde Mine. The depth of the operations could pose significant challenges to the Company such as geomechanical risks and ventilation and air conditioning requirements, which may result in difficulties and delays in achieving gold production objectives.

        The development of the LaRonde Mine extension and the Kittila, Pinos Altos and Meadowbank Mines requires the construction of significant new underground mining operations. The construction of underground mining facilities is subject to a number of risks, including unforeseen geological formations, implementation of new mining processes, delays in obtaining required construction, environmental or operating permits and engineering and mine design adjustments. These occurrences may result in delays in the planned start up dates and in additional costs being incurred by the Company beyond those budgeted. Moreover, the construction activities at the LaRonde Mine extension will take place concurrently with normal mining operations at LaRonde, which may result in conflicts with, or possible delays to, existing mining operations.

        The figures for mineral reserves and mineral resources published by the Company are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources. The estimates of mineral reserves and mineral resources have been determined based on assumed metal prices, foreign exchange rates and operating costs. For example, the Company has estimated proven and probable mineral reserves on all of its properties based on, among other things, a $848 per ounce gold price. Although monthly average gold prices have been above $848 per ounce since January 2009 and during the period from January 2008 to July 2008, monthly average gold prices remained below $583 per ounce for more than 25 years prior to 2006. Prolonged declines in the market price of gold (or other applicable metal prices) may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company's mineral reserves. Should such reductions occur, the Company may be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold (or applicable byproduct metal prices), as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to the mineral reserve, such as the need for orderly development of orebodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

        Mineral resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained.

        The Company's operations have been expanded to include a mine in Finland and a mine in northern Mexico. These operations are exposed to various levels of political, economic and other risks and uncertainties that are different from those encountered at the Company's Canadian properties. These risks and uncertainties vary from country to country and may include: extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; corruption; restrictions on foreign exchange and repatriation; hostage taking; and changing political conditions and currency controls. In addition, the Company must comply with multiple and potentially conflicting regulations in Canada, the United States, Europe and Mexico, including export requirements, taxes, tariffs, import duties and other trade barriers, as well as health, safety and environmental requirements.

        The Company's Meadowbank Mine is located in the Kivalliq District of Nunavut in northern Canada, approximately 70 kilometres north of Baker Lake. Though the Company constructed a 110-kilometre all-weather road from Baker Lake, which provides summer shipping access via Hudson Bay to the Meadowbank Mine, the Company's operations will be constrained by the remoteness of the mine, particularly as the port of Baker Lake is only accessible approximately 2.5 months per year. Most of the materials that the Company requires for the operation of the Meadowbank Mine must be transported through the port of Baker Lake during this shipping season. If the Company is not able to acquire and transport necessary supplies during this time, this may result in a slowdown or stoppage of operations at the Meadowbank Mine. Furthermore, if major equipment fails, items necessary to replace or repair such equipment may have to be shipped through Baker Lake during this window. Failure to have available the necessary materials required for operations or to repair or replace malfunctioning equipment at the Meadowbank Mine may require the slowdown or stoppage of operations.

Regulatory Risk

        The Company's mining and mineral processing operations and exploration activities are subject to the laws and regulations of federal, provincial, state and local governments in the jurisdictions in which the Company operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws or regulations, amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on the Company, cause a reduction in levels of production and delay or prevent the development of new mining properties.

Outstanding Securities

        The following table sets out the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 22, 2010 were exercised:

Common shares outstanding at March 22, 2010	156,714,381
Employee stock options	8,395,645
Warrants	8,600,000

173,710,026

Critical Accounting Estimates

        The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company evaluates the estimates periodically, including those relating to trade receivables, inventories, future tax assets and liabilities, mining properties and asset retirement obligations. In making judgments about the carrying value of assets and liabilities, the Company uses estimates based on historical experience and various assumptions that are considered reasonable in the circumstances. Actual results may differ from these estimates.

        The Company believes the following critical accounting policies relate to its more significant judgments and estimates used in the preparation of its consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board and the Audit Committee has reviewed the Company's disclosure in this MD&A.

Mining Properties, Plant and Equipment and Mine Development Costs

        Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when production begins, using the unit-of-production method, based on estimated proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

        Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. Interest costs incurred for the construction of projects are capitalized.

        Mine development costs incurred after the commencement of production are capitalized or deferred to the extent that these costs benefit the entire ore body. Costs incurred to access single ore blocks are expensed as incurred; otherwise, such vertical and horizontal development is classified as mine development costs.

        Agnico-Eagle records depreciation on both plant and equipment and mine development costs used in commercial production on a unit-of-production basis based on the estimated proven and probable ore reserves of the mine. The unit-of-production method defines the denominator as the total proven and probable tonnes of reserves.

        Repairs and maintenance expenditures are charged to income as production costs. Assets under construction are not depreciated until the end of the construction period. Upon commencement of commercial production, the capitalized construction costs are transferred to the various categories of plant and equipment.

        Mineral exploration costs are charged to income in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of further exploration and development to further delineate the ore body on such property are capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies, which indicate whether a property is economically feasible. Upon commencement of the commercial production of a development project, these costs are transferred to the appropriate asset category and are amortized to income using the unit-of-production method mentioned above. Mine development costs, net of salvage values, relating to a property which is abandoned or considered uneconomic for the foreseeable future are written off.

        The carrying values of mining properties, plant and equipment and mine development costs are reviewed periodically, when impairment factors exist, for possible impairment, based on the future undiscounted net cash flows of the operating mine or development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated fair value amount is made with a charge to income. Estimated future cash flows of an operating mine and development properties include estimates of recoverable ounces of gold based on the proven and probable mineral reserves. To the extent economic value exists beyond the proven and probable mineral reserves of an operating mine or development property, this value is included as part of the estimated future cash flows. Estimated future cash flows also involve estimates regarding metal prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and related income and mining taxes, all based on detailed engineering life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows may affect the recoverability of long-lived assets.

Revenue Recognition

        Revenue is recognized when the following conditions are met:

  (a)
  persuasive evidence of an arrangement to purchase exists;

  (b)
  the price is determinable;

  (c)
  the product has been delivered; and

  (d)
  collection of the sales price is reasonably assured.

        Revenue from gold and silver in the form of dore bars is recorded when the refined gold and silver is sold and delivered to the customer. Generally all the gold and silver in the form of dore bars recovered in the Company's milling process is sold in the period in which it is produced.

        Under the terms of concentrate sales contracts with third-party smelters, final prices for the gold, silver, zinc, copper and lead in the concentrate are set based on the prevailing spot market metal prices on a specified future date based on the date that the concentrate is delivered to the smelter. Agnico-Eagle records revenues under these contracts based on forward prices at the time of delivery, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

        Revenues from mining operations consist of gold revenues, net of smelting, refining and other marketing charges. Revenues from byproduct metals sales are shown net of smelter charges as part of revenues from mining operations.

Reclamation Costs

        On an annual basis, the Company assesses cost estimates and other assumptions used in the valuation of Asset Retirement Obligations ("ARO") at each of its mineral properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO. For closed mines, any change in the fair value of AROs results in a corresponding charge or credit within other expense, whereas at operating mines the charge is recorded as an adjustment to the carrying amount of the corresponding asset The Company did not record any adjustments for changes in estimates of the AROs at our operating mines in 2009. AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure/ rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance of closed mines. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an ARO is incurred. Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor whereas when expected cash flows decrease the reduced cash flows are discounted using the historical discount factor used in the original estimation of the expected cash flows, and then in both cases any change in the fair value of the ARO is recorded. Agnico-Eagle records the fair value of an ARO when it is incurred. AROs are adjusted to reflect the passage of time (accretion) calculated by applying the discount factor implicit in the initial fair value measurement to the beginning-of-period carrying amount of the AROs. For producing mines, accretion expense is recorded in the cost of goods sold each period. Upon settlement of an ARO, Agnico-Eagle records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains/losses are recorded in other (income) expense. Other environmental remediation costs that are not AROs as defined by ASC 410 — Asset Retirement and Environmental Obligations (Prior authoritative literature: FASB Statement No. 143, Accounting for Asset Retirement Obligations) are expensed as incurred.

Future Tax Assets and Liabilities

        Agnico-Eagle follows the liability method of tax allocation for accounting for income taxes. Under this method of tax allocation, future income and mining tax bases of assets and liabilities are measured using the enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

        The Company's operations involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from federal, provincial, state, and international tax audits. The Company recognizes the effect of uncertain tax positions and records tax liabilities for anticipated tax audit issues in Canada and other tax jurisdictions where it is more likely than not based on technical merits that the position would not be sustained. The Company recognizes the amount of any tax benefits that have greater than 50 percent likelihood of being ultimately realized upon settlement.

        Changes in judgment related to the expected ultimate resolution of uncertain tax positions are recognized in the year of such change. Accrued interest and penalties related to unrecognized tax benefits are recorded in income tax expense in the current year. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company's current estimate of the tax liabilities. If the Company's estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.

        On December 12, 2008, the Company executed a Canadian federal tax election to commence using the US dollar as its functional currency for federal Canadian income tax purposes. As the related tax legislation was enacted in the first quarter of 2009, this election applies to taxation years ended December 31, 2008 and subsequent. This election resulted in a deferred tax benefit of $21.0 million for the period ended December 31, 2009.

Financial Instruments

        Agnico-Eagle uses derivative financial instruments, primarily option and forward contracts, to manage exposure to fluctuations of metal prices, interest rates and foreign currency exchange rates. Agnico-Eagle does not hold financial instruments or derivative financial instruments for trading purposes.

        The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of accumulated other comprehensive income (loss), depending on the nature of the derivative financial instrument and whether it qualifies for hedge accounting. Financial instruments designated as hedges are tested for effectiveness on a quarterly basis. Gains and losses on those contracts that are proven to be effective are reported as a component of the related transaction.

Stock-Based Compensation

        The Company's Employee Stock Option Plan provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Options have exercise prices equal to market price on the day prior to the date of grant. The fair value of these options is recognized in the consolidated statement of income or in the consolidated balance sheet if capitalized as part of property, plant and mine development over the applicable vesting period as a compensation cost. Any consideration paid by employees on exercise of options or purchase of common shares is credited to share capital.

        Fair value is determined using the Black-Scholes option valuation model which requires the Company to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables create difficulties in determining a reliable single measure of the fair value of stock option grants. The dilutive impact of stock option grants is factored into the Company's reported diluted income per share.

Commercial Production

        The Company assesses each mine construction project to determine when a mine moves into production stage. The criteria used to assess the start date are determined based on the nature of each mine construction project, such as the complexity of a plant and its location. The Company considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moved into production stage. The criteria considered include: (1) the completion of a reasonable period of testing of mine plant and equipment; (2) the ability to produce minerals in saleable form (within specifications); and (3) the ability to sustain ongoing production of minerals. When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for sustaining capital costs related to property, plant and equipment and underground mine development or reserve development.

Stripping Costs

        Pre-production stripping costs are capitalized until an "other than de minimis" level of mineral is produced, after which time such costs are either capitalized to inventory or expensed. The Company considers various relevant criteria to assess when an "other than de minimis" level of mineral is produced. The criteria considered include: (1) the number of ounces mined compared to total ounces in mineral reserves; (2) the quantity of ore mined compared to the total quantity of ore expected to be mined over the life of the mine; (3) the current stripping ratio compared to the expected stripping ratio over the life of the mine; and (4) the ore grade compared to the expected ore grade over the life of the mine.

Recently Issued Accounting Pronouncements and Developments

        Under the SEC Staff Accounting Bulletin 74, the Company is required to disclose information related to new accounting standards that have not yet been adopted. The Company is currently evaluating the impact that the adoption of these statements will have on the Company's consolidated financial position, results of operations and disclosures.

Variable Interest Entities

        In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise's variable interest gives it a controlling financial interest in a VIE. This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics:

  (i)
  The power to direct the activities of a VIE that most significantly impact the entity's economic performance and

  (ii)
  The obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE.

The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE. The updated guidance is effective for the Company's fiscal year beginning January 1, 2010. The Company is evaluating the potential impact of adopting this guidance on the Company's consolidated financial position, results of operations and cash flows.

Fair Value Accounting

        In January 2010, the ASC guidance for fair value measurements and disclosure was updated to require additional disclosures related to:

  (i)
  Transfers in and out of level 1 and 2 fair value measurements and

  (ii)
  Enhanced detail in the level 3 reconciliation.

        The guidance was amended to provide clarity about:

  (i)
  The level of disaggregation required for assets and liabilities and

  (ii)
  The disclosures required for inputs and valuation techniques used to measure fair value for both recurring and nonrecurring measurements that fall in either level 2 or level 3.

        The updated guidance is effective for the Company's fiscal year beginning January 1, 2010, with the exception of the level 3 disaggregation which is effective for the Company's fiscal year beginning January 1, 2011. The Company is evaluating the potential impact of adopting this guidance on the Company's consolidated financial position, results of operations and cash flows.

International Financial Reporting Standards

        Based on recent announcements from the Canadian Securities Administrators and the Securities Exchange Commission, it is currently anticipated that as a Canadian issuer and existing US GAAP filer, the earliest date at which the Company will be required to adopt International Financial Reporting Standards ("IFRS") as its principal basis of accounting is for the year ending December 31, 2015. Therefore, financial statement comparative figures prepared under IFRS would be required for fiscal year 2013.

        An IFRS project group and a steering committee has been established and a high level project plan has been formulated. The implementation of IFRS will be done through three distinct phases:

  (i)
  diagnostics,

  (ii)
  detailed IFRS analysis and conversion, and

  (iii)
  implement IFRS in daily business.

        The first phase is complete and the second phase was started in 2009. A report has been finalized with the primary objective to understand, identify and assess the overall effort required by the Company to produce financial information in accordance with the IFRS. The key areas for the diagnostics work was to review the 2007 consolidated financial statements of the Company and get a detailed understanding of the differences between IFRS and US GAAP to be able to identify potential system and process changes required as a result of converting to IFRS.

Comparative figures

        Certain items in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2009 consolidated financial statements.

Mineral Reserve Data

        The preparation of the information set forth below with respect to the mineral reserves at the LaRonde Mine (which includes mineral reserves at the LaRonde Mine extension), the Goldex, Kittila, Lapa, Pinos Altos and Meadowbank Mines has been supervised by the Company's Vice-President, Project Development, Marc Legault, P.Eng, a "qualified person" under the CSA's National Instrument 43-101 Standards of Disclosure for Mineral Properties. The Company's mineral reserve estimate was derived from internally generated data or audited reports.

        The assumptions used for the 2009 mineral reserves and resources estimate reported by the Company in this MD&A were based on three-year average prices for the period ending December 31, 2009 of $848 per ounce gold, $14.35 per ounce silver, $1.03 per pound zinc, $2.91 per pound copper $0.97 per pound lead and exchange rates of C$1.09 per $1.00, 11.85 Mexican pesos per $1.00 and $1.41 per €1.00.

Property	Tonnes	Grade (g/t)	Contained Gold (oz)
Proven Reserve
Goldex	5,217,000	2.02	339,000
Lapa	897,000	8.33	240,000
Kittila	257,000	3.71	31,000
Meadowbank	600,000	4.57	88,000
Pinos Altos	880,000	1.51	43,000
LaRonde	4,755,000	2.34	358,000
Total Proven Reserve	12,606,000		1,099,000
Probable Reserve
Goldex	19,524,000	2.06	1,291,000
Lapa	2,319,000	8.09	603,000
LaRonde	29,625,000	4.72	4,492,000
Kittila	25,704,000	4.83	3,994,000
Meadowbank	31,600,000	3.51	3,567,000
Pinos Altos	41,080,000	2.54	3,353,000
Total Probable Reserve	149,852,000		17,300,000
Total Proven and Probable Reserve	162,458,000		18,399,000

Notes:

(1)
Total contained gold ounces does not include equivalent gold ounces for the byproduct metals contained in the mineral reserve; tonnage and contained gold quantities are rounded to the nearest thousand.

(2)
Complete information on the verification procedures, the quality assurance program, quality control procedures, operating and capital cost assumptions, parameters and methods and other factors that may materially affect scientific and technical information presented in this MD&A and definition of certain terms used herein may be found in the Form 20-F under the caption "Item 4 Information on the Company — Property, Plant and Equipment — Mineral Reserve and Resource", the 2005 LaRonde Mineral Resource & Mineral Reserve Estimate filed with Canadian securities regulatory authorities on SEDAR March 23, 2005, the Technical Report on the Lapa Gold Project filed with Canadian securities regulatory authorities on SEDAR June 8, 2006, the Technical Report on the Estimation of Mineral Resource and Reserves for the Goldex Extension Zone filed with the Canadian securities regulatory authorities on SEDAR October 27, 2005, the Technical Report on the July 31, 2008 Mineral Resource and Mineral Reserve Estimate of the Kittila Mine Project, Finland filed with the Canadian securities regulatory authorities on SEDAR December 11, 2008, the Technical Report on the Mineral Resources and Mineral Reserves dated September 30, 2008, Meadowbank Gold Project, Nunavut, Canada filed with Canadian securities regulatory authorities on SEDAR December 15, 2008 and Pinos Altos Gold-Silver Project, Chihuahua State, Mexico, Technical Report on Mineral Resources and Reserves as at December 31, 2008 filed with Canadian securities regulatory authorities March 25, 2009.

 SUMMARIZED QUARTERLY DATA

CONSOLIDATED FINANCIAL DATA
(thousands of United States dollars, except where noted)

	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	Total 2008
Income contribution analysis
LaRonde Mine	$75,483	$39,357	$37,377	$11,939	$164,156
Goldex Mine	—	—	3,456	14,464	17,920

Operating margin	75,483	39,357	40,833	26,403	182,076
Amortization	7,030	7,516	9,049	12,538	36,133
Corporate expenses	17,279	18,488	11,116	3,069	49,952

Income before tax	51,174	13,353	20,668	10,796	95,991
Tax provision (recovery)	22,266	5,006	6,630	(11,078)	22,824

Net income for the period	$28,908	$8,347	$14,038	$21,874	$73,167

Net income per share — basic	$0.20	$0.06	$0.10	$0.15	$0.51
Net income per share — diluted	$0.20	$0.06	$0.10	$0.15	$0.50
Cash flows
Operating cash flow	$54,587	$92,792	$20,239	$(46,443)	$121,175
Investing cash flow	$(121,766)	$(274,838)	$(260,811)	$(260,134)	$(917,549)
Financing cash flow	$5,721	$78,493	$211,843	$262,015	$558,072
Realized prices
Gold (per ounce)	$1,089	$804	$903	$789	$879
Silver (per ounce)	$19.91	$16.56	$13.87	$9.22	$14.92
Zinc (per tonne)	$2,530	$1,728	$1,667	$663	$1,745
Copper (per tonne)	$10,559	$8,534	$6,732	$(374)	$6,220
Payable production:(1)
Gold (ounces)
LaRonde Mine	50,892	59,452	51,594	54,270	216,208
Goldex Mine	—	8,305	17,159	31,972	57,436
Kittila Mine	—	—	—	3,118	3,118

	50,892	67,757	68,753	89,360	276,762

Silver (LaRonde Mine) (ounces in thousands)	1,026	956	1,167	930	4,079
Zinc (LaRonde Mine) (tonnes)	19,467	13,863	18,040	14,383	65,753
Copper (LaRonde Mine) (tonnes)	1,453	2,165	1,567	1,737	6,922
Payable metal sold:
Gold (ounces)
LaRonde Mine	51,595	56,650	48,517	57,391	214,153
Goldex Mine	—	—	13,860	30,588	44,448

	51,595	56,650	62,377	87,979	258,601

Notes:

(1)
Payable mineral production means the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

CONSOLIDATED FINANCIAL DATA
(thousands of United States dollars, except where noted)

	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	Total 2009
Income contribution analysis
LaRonde Mine	$37,647	$50,652	$40,276	$59,425	$188,000
Goldex Mine	$18,466	$19,107	$16,687	$33,891	88,151
Kittila Mine	—	$3,145	$884	$14,964	18,993
Lapa Mine	—	$(833)	$2,751	$8,019	9,937
Pinos Altos Mine	—	—	—	2,363	2,363

Operating margin	56,113	72,071	60,598	118,662	307,444
Amortization	12,130	15,470	23,200	21,661	72,461
Corporate expenses	14,647	38,016	44,007	30,275	126,945

Income (loss) before tax	29,336	18,585	(6,609)	66,726	108,038
Tax provision (recovery)	(25,005)	17,358	10,357	18,790	21,500

Net income (loss) for the period	$54,341	$1,227	$(16,966)	$47,936	$86,538

Net income (loss) per share — basic	$0.35	$0.01	$(0.11)	$0.31	$0.55
Net income (loss) per share — diluted	$0.35	$0.01	$(0.11)	$0.30	$0.55
Cash flows
Operating cash flow	$48,823	$26,369	$(13,787)	$53,701	$115,106
Investing cash flow	$(155,422)	$(155,730)	$(136,756)	$(139,703)	$(587,611)
Financing cash flow	$216,447	$88,247	$217,590	$37,534	$559,818
Realized prices
Gold (per ounce)	$969	$962	$939	$1,153	$1,024
Silver (per ounce)	$13.53	$14.32	$15.59	$19.17	$15.54
Zinc (per tonne)	$1,213	$1,698	$1,932	$2,506	$1,808
Copper (per tonne)	$4,110	$5,832	$7,580	$7,469	$6,140
Payable production:(1)
Gold (ounces)
LaRonde Mine	51,339	58,034	47,726	46,395	203,494
Goldex Mine	35,959	35,645	31,169	46,076	148,849
Kittila Mine	4,514	13,771	18,284	35,269	71,838
Lapa Mine	—	11,603	18,409	22,590	52,602
Pinos Altos Mine	—	—	3,175	13,014	16,189

	91,812	119,053	118,763	163,344	492,972

Silver (ounces in thousands)
LaRonde Mine	1,029	1,034	995	861	3,919
Pinos Altos Mine	—	—	16	100	116

	1,029	1,034	1,011	961	4,035
Zinc (LaRonde Mine) (tonnes)	13,291	14,928	12,516	15,451	56,186
Copper (LaRonde Mine) (tonnes)	1,682	2,066	1,400	1,523	6,671
Payable metal sold:
Gold (ounces)
LaRonde Mine	53,516	59,608	48,959	42,751	204,834
Goldex Mine	30,901	33,501	32,572	48,241	145,215
Kittila Mine	—	6,780	21,946	30,635	59,361
Lapa Mine	—	3,167	14,669	23,885	41,721
Pinos Altos Mine	—	—	594	11,935	12,529

	84,417	103,056	118,740	157,447	463,660

Notes:

(1)
Payable mineral production means the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

 FIVE YEAR FINANCIAL AND OPERATING SUMMARY

FINANCIAL DATA

(thousands of United States dollars, except where noted)

	2009		2008		2007		2006		2005
Revenues from mining operations		$613,762		$368,938		$432,205		$464,632		$241,338
Interest, sundry income and gain on available-for-sale securities		26,314		(37,465)		29,230		45,915		4,996

		640,076		331,473		461,435		510,547		246,334
Costs and expenses		532,038		235,482		302,157		249,904		211,055

Income before income taxes		108,038		95,991		159,278		260,643		35,279
Income and mining taxes expense (recovery)		21,500		22,824		19,933		99,306		(1,715)

Net income		$86,538		$73,167		$139,345		$161,337		$36,994

Net income per share — basic		$0.55		$0.51		$1.05		$1.40		$0.42
Net income per share — diluted		0.55		0.50		1.04		1.35		0.42
Operating cash flow		$115,106		$121,175		$246,329		$227,015		$84,827
Investing cash flow		$(587,611)		$(917,549)		$(373,099)		$(299,723)		$(66,539)
Financing cash flow		$559,818		$558,072		$126,508		$297,816		$9,842
Dividends declared per share		$0.18		$0.18		$0.18		$0.12		$0.03
Capital expenditures		$657,175		$908,853		$523,793		$149,185		$70,270
Average gold price per ounce realized		$1,024		$879		$748		$622		$449
Average exchange rate — C$ per $	C$	1.1415	C$	1.0669	C$	1.0738	C$	1.1344	C$	1.2115
Weighted average number of common shares outstanding (in thousands)		155,972		144,741		132,768		115,461		89,030
Working capital (including undrawn credit lines)		$598,581		$508,335		$751,587		$839,898		$338,490
Total assets		$4,427,357		$3,378,824		$2,735,498		$1,521,488		$976,069
Long-term debt		$715,000		$200,000		$—		$—		$131,056
Shareholders' equity		$2,751,761		$2,517,756		$2,058,934		$1,252,405		$655,067
Operating Summary
LaRonde Mine
Revenues from mining operations		$352,221		$330,652		$432,205		$464,632		$241,338
Production costs		164,221		166,496		166,104		143,753		127,365

Gross profit (exclusive of amortization shown below)		$188,000		$164,156		$266,101		$320,879		$113,973
Amortization		28,392		28,285		27,757		25,255		26,062

Gross profit		$159,608		$135,871		$238,344		$295,624		$87,911

Tonnes of ore milled		2,545,831		2,638,691		2,673,463		2,673,080		2,671,811
Gold — grams per tonne		2.75		2.84		2.95		3.13		3.11
Gold production — ounces		203,494		216,208		230,992		245,826		241,807
Silver production — ounces (in thousands)		3,919		4,079		4,920		4,956		4,831
Zinc production — tonnes		56,186		65,755		71,577		82,183		76,545
Copper production — tonnes		6,671		6,922		7,482		7,289		7,378
Total cash costs (per ounce):
Production costs		$807		$770		$719		$585		$527
Less: Net byproduct revenues		(699)		(658)		(1,082)		(1,240)		(511)
Inventory adjustments		1		—		4		(31)		29
Accretion expense and other		(6)		(6)		(6)		(4)		(2)

Total cash costs (per ounce)(1)		$103		$106		$(365)		$(690)		$43

Minesite costs per tonne(1)	C$	72	C$	67	C$	66	C$	62	C$	55

Notes:

(1)
Minesite costs per tonne and total cash costs per ounce are non-US GAAP measures of performance that the Company uses to monitor the performance of its operations. See "— Results of Operations — Production Costs".

FINANCIAL DATA (Continued)

(thousands of United States dollars, except where noted)

	2009		2008		2007		2006		2005
Goldex Mine
Revenues from mining operations		$142,493		$38,286		$—		$—		$—
Production costs		54,342		20,366		—		—		—

Gross profit (exclusive of amortization shown below)		$88,151		$17,920		$—		$—		$—
Amortization		21,716		7,250		—		—		—

Gross profit		$66,435		$10,670		$—		$—		$—

Tonnes of ore milled		2,614,645		1,118,543		—		—		—
Gold — grams per tonne		1.98		1.86		—		—		—
Gold production — ounces		148,849		57,436		—		—		—
Total cash costs (per ounce):
Production costs		$365		$430		$—		$—		$—
Less:
Inventory adjustments		3		(9)		—		—		—
Accretion expense and other		(1)		(2)		—		—		—

Total cash costs (per ounce)(1)		$367		$419		$—		$—		$—

Minesite costs per tonne(1)	C$	23	C$	27	C$	—	C$	—	C$	—

Lapa Mine
Revenues from mining operations		$43,409		$—		$—		$—		$—
Production costs		33,472		—		—		—		—

Gross profit (exclusive of amortization shown below)		$9,937		$—		$—		$—		$—
Amortization		9,906		—		—		—		—

Gross profit		$31		$—		$—		$—		$—

Tonnes of ore milled		299,430		—		—		—		—
Gold — grams per tonne		7.29		—		—		—		—
Gold production — ounces		52,602		—		—		—		—
Total cash costs (per ounce):
Production costs		$636		$—		$—		$—		$—
Less:
Inventory adjustments		115		—		—		—		—
Accretion expense and other		—		—		—		—		—

Total cash costs (per ounce)(1)		$751		$—		$—		$—		$—

Minesite costs per tonne(1)	C$	140	C$	—	C$	—	C$	—	C$	—

FINANCIAL DATA (Continued)

(thousands of United States dollars, except where noted)

	2009	2008	2007	2006	2005
Kittila Mine
Revenues from mining operations	$61,457	$—	$—	$—	$—
Production costs	42,464	—	—	—	—

Gross profit (exclusive of amortization shown below)	$18,993	$—	$—	$—	$—
Amortization	10,909	—	—	—	—

Gross profit	$8,084	$—	$—	$—	$—

Tonnes of ore milled	563,238	—	—	—	—
Gold — grams per tonne	5.02	—	—	—	—
Gold production — ounces	71,838	—	—	—	—
Total cash costs (per ounce):
Production costs	$648	$—	$—	$—	$—
Less:
Inventory adjustments	24	—	—	—	—
Accretion expense and other	(4)	—	—	—	—

Total cash costs (per ounce)(1)	$668	$—	$—	$—	$—

Minesite costs per tonne(1)	€54	€—	€—	€—	€—

Pinos Altos Mine
Revenues from mining operations	$14,182	$—	$—	$—	$—
Production costs	11,819	—	—	—	—

Gross profit (exclusive of amortization shown below)	$2,363	$—	$—	$—	$—
Amortization	1,524	—	—	—	—

Gross profit	$839	$—	$—	$—	$—

Tonnes of ore milled	227,394	—	—	—	—
Gold — grams per tonne	1.08	—	—	—	—
Gold production — ounces	16,189	—	—	—	—
Total cash costs (per ounce):
Production costs	$1,227	$—	$—	$—	$—
Less: Net byproduct revenues	(65)	$—	$—	$—	$—
Inventory adjustments	(556)	—	—	—	—
Accretion expense and other	(10)	—	—	—	—

Total cash costs (per ounce)(1)	$596	$—	$—	$—	$—

Minesite costs per tonne(1)	$28	$—	$—	$—	$—

Note:

(1)
Minesite costs per tonne and total cash costs per ounce are non-US GAAP measures of performance that the Company uses to monitor the performance of its operations. See "— Results of Operations — Production Costs".